As filed with the Securities and Exchange Commission on July 31, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Stockbridge/SBE Investment Company, LLC

(Exact name of registrant as specified in its charter)

Delaware	45-5141749
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2535 Las Vegas Boulevard South Las Vegas, Nevada	89109
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

415-658-3300

Copies to:

Karen E. Bertero

Gibson, Dunn & Crutcher LLP

333 South Grand Ave.

Los Angeles, California 90071

(213) 229-7000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Not applicable	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Membership Interests

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

i

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to registration statement on Form 10 (“Registration Statement”) is being filed by Stockbridge/SBE Investment Company, LLC (the “Company,” “we,” “us,” or “our”) in order to register the Class A membership interests of the Company (“Class A Membership Interests”) voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company originally filed a registration statement (File No. 001-36444) on May 7, 2014 and is filing this Post-Effective Amendment to such registration statement in response to comments from the Securities and Exchange Commission (the “SEC” or the “Commission”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters contained in this Registration Statement include forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters.

All statements, other than statements of historical facts, included in this Registration Statement that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements. In some cases, forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	Our ability to complete the construction and redevelopment of the SLS Las Vegas (the “SLS Las Vegas” or the “Property”) on time and within the project budget;

•	Our ability to successfully open the SLS Las Vegas and grow our business and operations;

•	Our substantial debt following the redevelopment of the SLS Las Vegas and the requirement of a significant amount of cash to service our indebtedness;

•	Factors beyond our control that may affect our ability to generate cash;

•	Extensive regulation and licensing from gaming and other government authorities;

•	Changes to applicable gaming and tax laws could have an adverse effect on our financial condition; and

•	General business and competitive conditions, changes in customer demand and the cyclical nature of the gaming and hospitality business generally.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this Registration Statement. Many of the factors that will determine these results are beyond our ability to control or predict.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. Forward-looking statements speak only as of the date they are made. We disclaim any obligation to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in this Registration Statement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, we caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. These factors are described in “Item 1A. Risk Factors.”

ADDITIONAL INFORMATION ABOUT THE COMPANY

Following the effectiveness of this Registration Statement, we are required to file annual, quarterly and current reports and other information with the United States Securities and Exchange Commission (the “SEC” or the “Commission”). You will be able to read and copy any reports, statements or other information filed by us, including this Registration Statement, at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at www.sec.gov.

ITEM 1. BUSINESS

Overview

Stockbridge/SBE Investment Company, LLC (the “Company,” “we,” “us” or “our”) is a limited liability company organized in Delaware. We are a holding company, and our business is primarily conducted through our wholly-owned subsidiary Stockbridge/SBE Holdings, LLC, a limited liability company organized in Delaware (“Holdings”), and its wholly-owned subsidiary, SB Gaming, LLC, a limited liability company organized in Nevada (“SB Gaming”). Holdings currently owns the SLS Las Vegas and the real property on which it is located. SB Gaming will conduct the gaming operations at the SLS Las Vegas pursuant to a casino license agreement.

Holdings purchased the Sahara Hotel and Casino in Las Vegas (the “Sahara”) in 2007 for $345 million from Gordon Gaming Corporation. Nav-Strip, LLC (“Nav-Strip”), formerly a wholly-owned subsidiary of Navegante Gaming, LLC (“Navegante”), was the gaming operator for the Sahara pursuant to a casino operations lease between the Company and Nav-Strip (“Casino Operations Lease”). With the onset of the credit crisis shortly thereafter, plans for full-scale renovation were delayed and Holdings chose to operate the Sahara until its closing in May 2011 to focus on rescaling its redevelopment efforts, taking into account market conditions, and raising the capital needed to complete the planned renovation. Upon termination of the Casino Operations Lease in May 2011 and in accordance with its terms, Navegante transferred all of the equity interest in Nav-Strip to Holdings in December 2011. Since the transfer of Nav-Strip to Holdings, Nav-Strip has been an inactive subsidiary. Construction on the SLS Las Vegas began in February 2013 and it is expected to open to the public in the third quarter of 2014.

Corporate Structure

Stockbridge/SBE Voteco Company, LLC, a limited liability company organized in Delaware (“Voteco” or the “Class A Member”), holds 100% of the Company’s Class A Membership Interests, which have 100% of the voting rights, and Stockbridge/SBE Intermediate Company, LLC, a limited liability company organized in Delaware (“Intermediateco” or the “Class B Member”), holds 100% of the Company’s Class B Membership Interests (the “Class B Membership Interests”), which have 100% of the economic interests in the Company, but do not have any voting rights. Terrence E. Fancher is the sole member and manager of Voteco. Mr. Fancher is the founding principal of Stockbridge Capital Group, LLC (“Stockbridge”), a real estate investment management firm founded in 2003. Stockbridge real estate opportunity funds and related co-investment vehicles, together with affiliates of sbe Entertainment Group, LLC (“SBE”), own the Class B Member. Los Angeles-based SBE, led by chairman and chief executive officer Sam Nazarian and founded in 2002, acquires, develops and manages hotel, restaurant and nightlife projects.

Set forth below is a chart of our organizational structure.

[1]	The interest held by Stockbridge is held by five Stockbridge affiliates.

Form 10 Registration

In order for SB Gaming to become the operator of the gaming-related activities at the SLS Las Vegas and for Holdings to be the owner of SB Gaming, they are required to apply for approval from, and be licensed by, the Nevada Gaming Commission (the “Nevada Commission”), the Nevada State Gaming Control Board (the “Nevada Board”), and the Clark County Liquor and Gaming Licensing Board (the “Clark County Board” and, together with the Nevada Commission and the Nevada Board, the “Nevada Gaming Authorities”). Upon effectiveness of this Registration Statement, the Company will be a publicly traded corporation for purposes of the Nevada Gaming Authorities. The Company has applied to the Nevada Gaming Authorities for registration as a publicly traded corporation. We are prohibited from receiving any gaming-related revenues from the SLS Las Vegas until we have obtained the necessary gaming approvals and licenses from the Nevada Gaming Authorities. See “Business—Nevada Gaming Regulation and Licensing.” We cannot assure you that we will be able to obtain the required licenses and registrations on a timely basis or at all. See “Business—Nevada Gaming Regulation and Licensing.”

Overview of the SLS Las Vegas

The Company, through Holdings and SB Gaming, owns and will operate the SLS Las Vegas, which we are positioning as a unique lifestyle-branded hotel-casino, with decor designed in an elegant, modern style. The SLS Las Vegas will feature the following:

•	three hotel towers with a total of 1,612 rooms, including 1,361 rooms and 251 suites;

•	a casino, with an area of approximately 54,000 square feet, with approximately 800 slot machines, approximately 70 live table games and a sports book with an area of approximately 2,600 square feet;

•	approximately (i) 10 restaurants, bars and lounges with an area of approximately 40,000 square feet, (ii) three nightlife venues (including pool decks surrounding nightlife venues) with an area of approximately 60,000 square feet and (iii) retail locations with an area of approximately 9,000 square feet;

•	approximately 33,000 square feet of meeting and convention space;

•	a spa and fitness center, which will be approximately 7,500 square feet, and will be equipped with equipment necessary for commercial operation;

•	a pool and cabana area of approximately 35,000 square feet; and

•	approximately 2,100 parking spaces.

Construction of the SLS Las Vegas began in February 2013, and we anticipate that the SLS Las Vegas will open to the public in the third quarter of 2014. In connection with the development of the SLS Las Vegas, the Company assembled an experienced development team. We retained PENTA Building Group, LLC (“PENTA”), an experienced general contractor, for preconstruction services in June 2011 and subsequently entered into a guaranteed maximum price contract in December 2011 for the construction of the Property. The project and architect of record is Gensler and Philippe Starck, an internationally renowned designer, serves as Gensler’s design consultant. We are funding the costs of the construction with equity contributions and the proceeds of a $300.0 million loan (the “Senior Construction Facility”).

The principal executive offices of the SLS Las Vegas are located at 2535 Las Vegas Boulevard South, Las Vegas, Nevada 89109 and the telephone number is (702) 761-7000. The SLS Las Vegas internet web site is located at http://slslasvegas.com. The information found on our web site is not a part of this Registration Statement or any other report we file or furnish to the SEC.

Location of the SLS Las Vegas

The SLS Las Vegas is located at the northern end of Las Vegas Boulevard (often referred to as the “Las Vegas Strip”), at the southeast corner of Sahara Avenue and Las Vegas Boulevard. The intersection is one of the busiest intersections in Las Vegas. This location features not only convenient access from the I-15 freeway at the Sahara Boulevard exit, but also entrances to the SLS Las Vegas on both Paradise Road and Las Vegas Boulevard, a unique feature compared to other casinos on Las Vegas Boulevard. Our location has direct access to the Las Vegas monorail, including a monorail stop, and is within walking distance to the Las Vegas Convention Center. The SLS Las Vegas’ location is also within close proximity to McCarran International Airport. We believe our location will be an attractive destination for leisure travelers, business travelers, group and convention business and Las Vegas local patrons due to its convenient access by road, direct access to the city’s monorail and its proximity to many of the amenities of Las Vegas, including the Las Vegas Convention Center.

Our Strategy

We believe that the SLS Las Vegas is positioned to be a unique destination on the Las Vegas Strip, in one of the most highly trafficked vacation and business travel destinations in the United States. The SLS Las Vegas will offer distinct design elements, while also delivering a compelling guest experience created specifically for the needs of our target clientele. Substantially all of the Property, including food and beverage outlets, hotel rooms and the casino, will be owned by Holdings. SB Gaming will operate the casino and SBEHG Las Vegas I, LLC, an affiliate of SBE (the “Hotel Operator”), will operate the balance of the facilities, except for the retail stores, the sports book, the salon and the business center, which will be leased to third parties.

Capitalize on the SBE Brand

The Company intends to utilize SBE’s strong and active customer following and social media presence in other major cities to build a customer base for the SLS Las Vegas. The marketing strategy for the SLS Las Vegas is to capitalize on SBE’s national brand platform to position itself as an approachable, affordable upscale hotel-casino and to attract, appeal and create loyalty in the local, leisure traveler, convention and group meetings, casino and wholesale market segments. We believe that SBE has developed successful hotel, restaurant and nightlife brands in Southern California. SBE has projects under construction or in the planning process for the expansion of certain of its brands in some of Las Vegas’ primary national feeder markets, such as Los Angeles, New York and Miami. SBE will bring a collection of its popular and recognizable brands to the SLS Las Vegas. We believe this will differentiate the SLS Las Vegas from its competitors given that many of its brands are located in Southern California, which has been described by the Las Vegas Convention and Visitors Authority as the largest feeder market to Las Vegas.

Target Clientele

Our marketing strategy will target both the visitor market (tourists, business travelers and convention attendees) and local patrons. The SLS Las Vegas will provide a high-energy environment geared toward the lifestyle/boutique customer, who visits Las Vegas hotels and casinos for the wide range of restaurants, nightlife options and gambling. The SLS Las Vegas will leverage SBE’s significant database for marketing purposes. In addition, we will leverage other databases, such as the Property’s original gaming and hotel databases, as well as our relationship with Preferred Hotels Group, a hotel services organization that provides its members with marketing, sales and reservations services, to maximize our reach and marketing effectiveness.

Casino Strategy

The goal of the casino operations will be to integrate table games and slot machines into the geographic core of the SLS Las Vegas, creating a casino floor space that is expected to be part of the customer circulation within the Property. Both table games and slot machines will be priced for both beginners and experienced gamblers. The casino strategy will provide a product, service and marketing framework built around creating loyalty, longer play time and repeat visitation. We will offer membership in the Hotel Operator’s newly launched loyalty program called THE CODE. Members of THE CODE will be able to earn complimentary services, enjoy special prices on rooms, receive invitations to special events, access exclusive parties and concerts and benefit from personalized service. In addition, THE CODE will offer members the opportunity to earn complimentary rewards, credits and slot play, while enjoying their favorite slot and table games. Finally, members will be able to unlock exclusive experiences not only at the SLS Las Vegas, but also at other SBE venues located around the world.

Restaurants

The SLS Las Vegas will incorporate a broad restaurant platform built around proven concepts serving a wide variety of offerings at various price points. The range of restaurant options has been developed to be attractive to lifestyle customers, business and leisure travelers, conventioneers, and locals. The SLS Las Vegas restaurants will include Bazaar Meat by award-winning chef José Andrés, Umami Burger, The Griddle Café, Cleo and Katsuya. Other restaurant options at the SLS Las Vegas will include Ku Noodle, 800° Degrees Neapolitan Pizzeria, the SLS Buffet, The Perq and a beer garden adjacent to the sports book. All of the restaurant brands, with the exception of the Griddle Café, are owned in whole or in part by SBE and/or its related entities.

Nightlife Venues

The SLS Las Vegas will also offer a nightlife platform which leverages SBE’s knowledge and marketing relationships from successes at existing venues. LiFE is a nightclub that will host live concerts as well as DJs. As an extension of LiFE nightclub, Beach LiFE pool will offer an outdoor nightclub venue during the evenings and will also operate during the day as an additional pool area for hotel guests and, occasionally, as a daytime club. The Property’s poolside nightlife venue, Foxtail, will have a dance floor, bar, lounge, outdoor terrace that opens onto the pool deck and table games. The Sayers Club will offer live music experiences in an intimate setting. All of the foregoing nightlife venue brands are owned by SBE and/or its related entities.

Meeting Facilities and Ballroom

The SLS Las Vegas will feature approximately 33,000 square feet of meeting and ballroom space, which can be configured into multiple smaller spaces. Feature sets will include catering, banquets, a business center and full audio and visual capabilities. The SLS Las Vegas will seek to capitalize on groups of between 25 and 1,000 persons and its proximity to the Las Vegas Convention Center.

Salon, Spa and Fitness Center

The SLS Las Vegas will feature approximately 7,500 square feet of spa and fitness amenities, including spa rooms and couples suites, a relaxation lounge, an herbal steam room and custom massage beds equipped with smartphone docks and music therapy. The salon will occupy approximately 1,000 square feet. The Salon has been leased to a third party and is expected to open to the public in the fourth quarter of 2014.

Retail

The SLS Las Vegas will feature approximately 9,000 square feet of retail space, including the following Fred Segal branded departments: jeans, men’s apparel, women’s apparel, shoes, home & gifts, intimates and jewelry.

Seasonality

The Las Vegas hotel, resort and casino industry is seasonal in nature. A variety of factors contribute to the seasonality of the Las Vegas market, including the timing of major Las Vegas conventions, major holidays such as New Year’s and Chinese New Year and major sporting events, particularly the Super Bowl, March Madness and premier boxing events. These factors can drive additional business to the Las Vegas market. Visitor volumes typically are lower during non-convention, mid-week periods and during the traditionally slower leisure period between Thanksgiving and New Year’s.

Competition

The SLS Las Vegas is located directly on the Las Vegas Strip and will compete with other Las Vegas hotel-casinos, including those located on the Las Vegas Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are numerous upscale luxury gaming properties located on or near the Las Vegas Strip, and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as Hard Rock Hotel & Casino, The Palms and The Cosmopolitan, have themes and attractions which draw a significant number of visitors and are expected to directly compete with our operations. Some of these facilities are operated by companies that have more than one operating facility, that have greater name recognition and financial and marketing resources than we do and market to the same target demographic group. Furthermore, additional hotel-casinos containing a significant number of hotel rooms may open in Las Vegas within the coming years.

To a lesser extent, we will also face competition from hotels and hotel-casinos in areas other than Las Vegas. Our Property will compete with hotel-casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, and in a growing number of other jurisdictions in which gaming is now permitted. The SLS Las Vegas will also compete with state-sponsored lotteries, on-and off-track wagering, card parlors, riverboat and Native American gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. See “Risk Factors—Risks Related to Our Business—We face intense competition which could impact our operations and adversely affect our business and results of operations.”

Employees

The Company and Holdings will have no employees. As of June 30, 2014, the Hotel Operator had approximately 350 employees. Upon the opening and commencement of operations at the SLS Las Vegas we expect the Hotel Operator and SB Gaming to have approximately 3,400 employees, some of whom will be leased to SB Gaming, pursuant to an Employee Lease Agreement between the Hotel Operator and SB Gaming through which the Hotel Operator will furnish employees to SB Gaming as SB Gaming may reasonably request from time to time for the gaming operations of the casino. Certain of the employees of the SLS Las Vegas will be union members. Furthermore, non-union employees in various areas may be subject to union organization activities. While collective bargaining costs have been taken into account for the operation and construction of the SLS Las Vegas, there can be no assurance that the unions will abide by the terms of any collective bargaining agreement if any union deems certain aspects of such agreement unfair, and furthermore, certain employees may not be covered by such agreement.

Nevada Gaming Regulation and Licensing

Introduction

The gaming industry is highly regulated. Gaming registrations, licenses and approvals, once obtained, can be suspended or revoked for a variety of reasons. We cannot assure you that we will obtain all required registrations, licenses and approvals on a timely basis or at all, or that, once obtained, the registrations, findings of suitability, licenses and approvals will not be suspended, conditioned, limited or revoked. The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act (collectively, the “Nevada Act”), as well as to various local ordinances. The SLS Las Vegas is subject to the licensing and regulatory control of the Nevada Gaming Authorities.

Holdings and SB Gaming Licensing Requirements

In order for SB Gaming to become the operator of the gaming-related activities at the SLS Las Vegas, it is required to apply for approval from, and be licensed by, the Nevada Gaming Authorities as a non-restricted licensee. If SB Gaming is issued gaming licenses, it will have to pay periodic fees and taxes. The gaming licenses will not be transferable. SB Gaming has filed all necessary applications with the Nevada Gaming Authorities. Holdings, the intermediary company that owns SB Gaming, must also be registered as an intermediary company and licensed to own SB Gaming by the Nevada Gaming Authorities. We cannot assure you that SB Gaming or Holdings will be able to obtain all approvals and licenses from the Nevada Gaming Authorities on a timely basis or at all.

Company Registration Requirements

For purposes of the Nevada Act, and in order for the Company to be registered to own Holdings, we are registering with the Nevada Commission as a “publicly traded corporation,” or registered company. Mr. Fancher, as a member of our board of directors (the “Board”) and the manager of Voteco, is required to be licensed or found suitable by the Nevada Commission. Further, the sole member of Voteco (the “Voteco Member”) is required to apply to, and be found suitable by, the Nevada Commission to own our voting securities. We cannot assure you that the Voteco Member will be able to obtain all approvals and licenses from the Nevada Commission prior to the opening of the SLS Las Vegas.

Once we have been registered by the Nevada Commission, we will be required to submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Commission.

Individual Licensing Requirements

No person or entity may become a member of, or receive any percentage of the profits of, a registered intermediary company or company licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. We, Terrence E. Fancher, as a member of our Board and Chief Executive Officer, the Voteco Member and certain of our key executives are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Commission. The Nevada Gaming Authorities may deny an application for licensing for any cause. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Commission were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Consequences of Violating Gaming Laws

If the Nevada Commission determines that we have violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our applications, or registrations and gaming licenses, once obtained. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act, or of the regulations of the Nevada Commission, at the discretion of the Nevada Commission. Further, the Nevada Commission could appoint a supervisor to operate the gaming-related activities at the SLS Las Vegas, and under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming licenses we may obtain and the appointment of a supervisor could, and revocation of any such gaming license would, have a significant negative effect on our gaming operations.

Requirements for Voting Security Holders

Regardless of the number of membership interests or other interests held, any beneficial holder of the voting or non-voting securities of a registered company may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting or non-voting securities determined if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of such securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Commission. The Nevada Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. However, an “institutional investor,” as defined in the Nevada Act, which beneficially owns more than 10%, but not more than 11%, of the registered company’s voting securities as a result of a stock repurchase by the registered company may not be required to file such an application. Further, an institutional investor which acquires more than 10% but not more than 25% of a registered company’s voting securities may apply to the Nevada Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may own more than 25% but not more than 29% of the voting securities of a registered company and maintain the waiver where the additional ownership results from a stock repurchase by the registered company. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board at directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the registered company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by members or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Commission may determine to be consistent with such investment intent.

Consequences of Being Found Unsuitable

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or by the Chairman of the Nevada Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with, we:

•	pay that person any dividend or interest upon any voting securities;

•	allow that person to exercise, directly or indirectly, any voting right held by that person relating to our Company;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Approval of Public Offerings

A registered company may not make a public offering of its securities without the prior approval of the Nevada Commission if it intends to use the proceeds from the offering to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. Once we become a registered company, any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Board or the Nevada Commission as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

The regulations of the Nevada Commission also provide that any entity which is not an “affiliated company,” as that term is defined in the Nevada Act, or which is not otherwise subject to the provisions of the Nevada Act or regulations, such as our Company, that plans to make a public offering of securities intending to use such securities, or the proceeds from the sale thereof, for the construction or operation of gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes, may apply to the Nevada Commission for prior approval of such offering. The Nevada Commission may find an applicant unsuitable based solely on the fact that it did not submit such an application, unless upon a written request for a ruling, referred to as a Ruling Request, the Chairman of the Nevada Board has ruled that it is not necessary to submit an application.

Approval of Changes in Control

Once we become a registered company, we must obtain prior approval of the Nevada Commission with respect to a change in control through:

•	merger;

•	consolidation;

•	stock or asset acquisitions;

•	management or consulting agreements; or

•	any act or conduct by a person by which the person obtains control of us.

Entities seeking to acquire control of a registered company must satisfy the Nevada Board and Nevada Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses or affecting registered companies that are affiliated with the operations permitted by Nevada gaming licenses may be harmful to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Once we become a registered company, approvals may be required from the Nevada Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiary’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

•	a percentage of the gross gaming revenue received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A live entertainment tax is also payable when entertainment is provided in connection with admission fees, the selling or serving of food or refreshments, or the selling of merchandise.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons (collectively, “licensees”), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of the licensee’s or registrant’s participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Act. A licensee or registrant is also subject to disciplinary action by the Nevada Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•	engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

License for Conduct of Gaming and Sale of Alcoholic Beverages

The conduct of gaming activities and the service and sale of alcoholic beverages at the SLS Las Vegas are subject to licensing, control and regulation by the Clark County Board. In addition to approving the licensee, the Clark County Board has the authority to approve all persons owning or controlling the membership interests of any business entity controlling a gaming or liquor license. All licenses are revocable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon the operations of the SLS Las Vegas.

Agreements Governing the Operation of the SLS Las Vegas

Limited Liability Company Agreement

Our Limited Liability Company Agreement, as amended (the “Limited Liability Company Agreement”), governs our relationship with our members.

Classes of Membership Interests. We have two classes of membership interests: Class A Membership Interests and Class B Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by our members. Holders of Class B Membership Interests have all the economic interests in the Company and, except as provided by law, do not have any right to vote. Stockbridge Fund II LV Investment LLC, Stockbridge Fund D LV Investment LLC, Stockbridge Fund II E LV Investment LLC, Stockbridge Fund II Co-Investors LV Investment LLC and Stockbridge Fund III LV Investment, LLC (collectively, the “Stockbridge Funds”), SBE Las Vegas Holdings I, LLC and AREFIN Sahara Equity LLC constitute the members of the Class B Member. Each of the Stockbridge Funds, SBE Las Vegas Holdings I, LLC and AREFIN Sahara Equity LLC disclaims beneficial ownership of the Class B Membership Interests.

The membership interests of the Company were bifurcated into voting and nonvoting membership interests for Nevada gaming regulatory and license purposes to accommodate the rule described under “Nevada Gaming Regulation and Licensing—Requirements for Voting Security Holders” that only the beneficial owners of more than 10% of any class of the voting equity interests of a publicly traded corporation are subject to being found suitable or licensed by the Nevada Commission. Notwithstanding disclaiming beneficial ownership of the Class B Membership Interests, each of the Stockbridge Funds, SBE Las Vegas Holdings I, LLC and AREFIN Sahara Equity LLC may be requested to file an application to have their suitability determined by the Nevada Commission.

Additional Capital Contributions. The Limited Liability Company Agreement provides that if we receive a request from Holdings stating that a determination has been made that cash receipts from the SLS Las Vegas are insufficient to pay specified necessary costs relating to the redevelopment, management, ownership and any leasing of spaces of the SLS Las Vegas in accordance with the operating and capital budget of Holdings, then the Class A Member will issue to the Class B Member a capital call notice requiring the Class B Member to fund the amounts specified by such notice.

Allocations and Distributions. The Limited Liability Company Agreement provides all profits and losses shall be allocated entirely to the holders of Class B Membership Interests. To the extent not prohibited by the terms of any financing agreement to which the Company is a party and subject to compliance with applicable law, including the Nevada Act, the Limited Liability Company Agreement provides that the Company shall make distributions to the extent it receives distributions from Holdings. Holders of Class A Membership Interests shall not be allocated any profits or losses or be entitled to receive any distributions of the Company.

Board. We are managed by our Board. Under the Limited Liability Company Agreement, the Board is comprised of four persons: the Stockbridge Executive Committee Member of Voteco, which under the Amended and Restated Limited Liability Company Agreement of Voteco, is defined as Terrence E. Fancher, as an initial member of Voteco that is affiliated with certain Stockbridge entities, an individual designated by the Executive Committee Member of Voteco, and two independent board members (determined in accordance with the Limited Liability Company Agreement). The Board has decision making authority in the management of the Company’s business, provided that the independent board members are entitled to vote only with respect to certain Material Actions, as defined in the Limited Liability Company Agreement. The following actions constitute Material Actions, upon which the Company’s two independent board members vote:

•	Institution of proceedings to have the Company or Holdings be adjudicated bankrupt or insolvent;

•	Consent to the institution of bankruptcy or insolvency proceedings against the Company or Holdings;

•	Filing of a voluntary petition in bankruptcy or any other petition seeking reorganization or relief with respect to the Company or Holdings under any applicable federal or state law relating to bankruptcy, or consent to the same;

•	Consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or Holdings or a substantial part of the property of either the Company or Holdings;

•	Making of any assignment for the benefit of creditors of the Company and/or its subsidiaries;

•	Written admission of the Company’s inability to pay its debts generally as they become due;

•	Taking of action in furtherance of any action described above; or

•	To the fullest extent permitted by law, dissolution or liquidation of the Company or Holdings.

The initial members of the Board are Terrence E. Fancher (Stockbridge Executive Committee Member of Voteco), Sam Nazarian (designated by Mr. Fancher) and Suzanne M. Hay and Julia A. McCullough, independent board members.

Officers. The Board may appoint or remove officers of the Company from time to time. The officers serve at the pleasure of the Board. All appointments of officers shall be subject to the Nevada Act, and if any officer is found to be unsuitable pursuant the Nevada Act, such officer shall be automatically removed from such position.

Restrictions on Transfer. Under the Limited Liability Company Agreement, members are prohibited from transferring any membership interests except as permitted under the Limited Liability Company Agreement and the Nevada Act.

Special Member. The Limited Liability Company Agreement provides that, upon the occurrence of any event that causes the last remaining member to cease to be a member (other than upon an assignment by such member of all of its limited liability company interest in the Company and the admission of the transferee or the resignation of such member and addition of an additional member), each person acting as an independent board member will automatically be admitted to the Company as a special member for the purpose of continuing the Company without its dissolution. Upon the admission to the Company of a substitute member, a special member will automatically cease to be a member of the Company. No special member may resign from the Company or transfer its rights as special member unless (i) a successor special member has been admitted to the Company as a special member, and (ii) such successor has also accepted appointment as an independent board member. The bankruptcy of a special member will not cause such special member to cease to be a member of the Company and upon the occurrence of such an event, the Company will continue without dissolution.

A special member will not have interest in profits, losses and capital of the Company and will have no right to receive any distribution of Company assets. Further, a special member will not be required to make any capital contributions to the Company and will not receive an interest in the Company. Additionally, a special member may not bind the Company to any arrangement, agreement or obligation and, except as required by applicable state law, each special member, solely in its capacity as special member, will have no right to vote on, approve or otherwise consent to any action by, or matter relating to, the Company, including, the merger, consolidation or conversion of the Company.

Casino License Agreement

Gaming Operations; Fees. SB Gaming will operate the gaming operations at the SLS Las Vegas pursuant to a Casino License Agreement, dated as of June 16, 2014, between Holdings, as licensor, and SB Gaming, as licensee, (the “Casino License Agreement”).

Pursuant to the Casino License Agreement, Holdings, as licensor, will license to SB Gaming an exclusive right to use the approximately 54,000 square feet of casino floor space within the SLS Las Vegas for gaming operations and certain offices and rooms within the Property that will be used exclusively in support of gaming operations; an exclusive right to use certain licensed equipment, consisting of surveillance equipment and all information and systems related to THE CODE, together with any additions or replacements; and a nonexclusive license to use other premises such as employee areas and public areas of the hotel-casino. SB Gaming will pay Holdings a license fee monthly in arrears equal to total net cash flow, which means the gaming net cash flow for any period plus non-gaming cash flow for such period, for the immediately preceding month minus the amount SB Gaming must retain to meet its obligations during the present month under the agreement and other agreements relating to the SLS Las Vegas to which SB Gaming is a party. The amount of the license fee may be adjusted from time to time during the term upon the mutual agreement of Holdings and SB Gaming.

Term; Termination. The term of the Casino License Agreement commenced on June 16, 2014 and continues until either Holdings or SB Gaming terminates the agreement upon at least 180 days’ written notice to the other party. There is no termination fee payable in the event of termination.

Second Amended and Restated Management Agreement

Hotel Operator; Fees. Holdings and the Hotel Operator entered into a Second Amended and Restated Management Agreement, as of June 16, 2014 (the “Hotel Management Agreement”), which provides for the management by the Hotel Operator of the hotel, food and beverage and retail operations at the SLS Las Vegas. The Hotel Operator will be the exclusive operator of and provide all employees for all non-gaming operations of the SLS Las Vegas. The Hotel Management Agreement provides for a monthly base fee based on two percent (2%) of Total Net Revenues (as defined in the Hotel Management Agreement) and an annual incentive fee payable in arrears, depending on levels of gross operating profit generated by the hotel-casino. Holdings will be charged monthly for certain centralized services provided by the Hotel Operator.

Term; Termination. The Hotel Management Agreement provides for a 10-year term, which commences on the date on which the hotel opens to the general public. The Hotel Management Agreement may be terminated (i) by Holdings in connection with the sale of the hotel-casino, certain events of default by the Hotel Operator, certain non-permitted transfers by the Hotel Operator or the failure of the hotel-casino to meet a performance test and (ii) by the Hotel Operator upon the occurrence of certain events of default by Holdings, non-permitted transfers (including the transfer of the hotel-casino to a competitor), or a suspension (lasting 60 days or more), revocation or termination of a material approval required for the performance of the Hotel Operator’s obligations. The notice period for termination varies depending on the nature of the termination right. If termination of the Hotel Management Agreement is an available remedy for an event of default, the Hotel Management Agreement will terminate in no event sooner than five days, nor later than 30 days, after delivery of notice of default by the non-defaulting party. If termination of the Hotel Management Agreement is an available remedy for the failure of the hotel-casino to meet a performance test, Holdings may exercise its right to terminate the Hotel Management Agreement only by irrevocable written notice of termination to the Hotel Operator within 60 days after receipt by Holdings of the applicable certified financial statements reflecting failure to meet the performance test. If termination of the Hotel Management Agreement is an available remedy for the Hotel Operator in the event of a suspension (lasting 60 days or more), revocation or termination of a material approval required for the performance of the Hotel Operator’s obligations, the notice period is 30 days. If termination of the Hotel Management Agreement is an available remedy for the non-permitted transfer of the hotel-casino, either Holdings or the Hotel Operator has the right to terminate the Hotel Management Agreement by written notice effective upon such transfer. If Holdings elects to terminate the Hotel Management Agreement in connection with a sale of the hotel-casino to a bona fide third-party purchaser unrelated in any way to Holdings or its equity holders, Holdings must pay a fixed termination fee to the Hotel Operator in an amount equal to the base fee and the incentive fee paid during the 12 month period immediately preceding the date of the closing of such sale; provided, that Holdings is not required to pay a termination fee, unless certain cumulative distributions pursuant to the operating agreement of Holdings and advances have been distributed.

Employee Lease Agreement

Employees; Reimbursement. The Hotel Operator, SB Gaming and Holdings, solely as to certain provisions with respect to indemnification by Holdings and Holdings’ acknowledgment of the agreement, entered into an Employee Lease Agreement, as of June 16, 2014 (“Employee Lease Agreement”), which provides that the Hotel Operator will furnish employees to SB Gaming as SB Gaming may reasonably request from time to time for the gaming operations of the casino (these employees are called the “assigned employees”). With respect to services performed by the assigned employees on behalf of SB Gaming, SB Gaming will reimburse the Hotel Operator for all of the actual wages, bonuses and other costs (including taxes, benefits, insurance, etc.) incurred by the Hotel Operator with respect to such assigned employees. Upon the Hotel Operator’s request, SB Gaming will report to the Hotel Operator all time worked by the assigned employees during each day and provide written verification of the same.

Term; Termination. The Employee Lease Agreement commenced on June 16, 2014 and will remain in effect so long as both the Hotel Management Agreement and the Casino License Agreement remain in effect. Any party to the Employee Lease Agreement may elect to terminate the agreement concurrently with any early termination of either the Hotel Management Agreement or the Casino License Agreement, so long as such termination allows reasonably sufficient time for each party to comply with all applicable laws. If either the Hotel Operator or SB Gaming is directed to cease business with the other party by any governmental authority or if one party determines in good faith, in its reasonable judgment, that the other party is or might be engaged in or was or is involved in any relationship that could jeopardize the first party’s business or licenses, then the first party will have the right to immediately terminate the Employee Lease Agreement, with or without notice and without further liability to the other party.

Amended and Restated Development Management Agreement

Development Manager; Fees. Holdings and SBE Las Vegas Redevelopment I, LLC, an affiliate of SBE (the “Development Manager”), entered into an Amended and Restated Development Management Agreement (the “Development Agreement”), as of April 1, 2011, which provides for the management of designing, scheduling, budgeting, permitting, constructing and completing the redevelopment of the SLS Las Vegas by the Development Manager. The Development Agreement provides for a management fee of $10.9 million to be paid to the Development Manager for the services provided under the Agreement, $10.8 million of which had been paid through March 31, 2014. See Note 6 to the Notes to Consolidated Financial Statements under the subheading “SBE Las Vegas Redevelopment I, LLC.” If Holdings revises the project program and project schedule to materially increase the scope for the redevelopment of the SLS Las Vegas, the management fee will be increased by an amount equal to two percent (2%) of the development costs incurred by Holdings by reason of changing the scope of the program.

Term; Termination. The Development Agreement provides that the agreement terminates upon the completion of the construction period, which is defined to mean the period commencing on the date the first project contractor commences construction until delivery to Holdings of specified evidence of completion. The Development Agreement may be terminated (i) by Holdings upon the disposition by the affiliate of the Development Manager of its interest in Holdings, the sale of the SLS Las Vegas, or the occurrence of certain cause or removal events enumerated in the Hotel Management Agreement and (ii) by the Development Manager upon a material breach of the Development Management Agreement (subject to cure) by Holdings, certain bankruptcy and insolvency events, or a suspension of the redevelopment project for a period longer than six months or occurring more than twice after April 1, 2011.

Intellectual Property

In April 2011, Holdings entered into a Non-Exclusive SLS Brand License Agreement (“SLS Brand License”) with SBE Hotel Licensing, LLC (“SBE Hotel Licensing”), which provides for a royalty-free, non-exclusive, non-sublicensable and non-transferable license by SBE Hotel Licensing of all right, title and interest in and to the trademarks and copyrights for the SLS Hotel brand, including trademarks and copyrights relate to the SLS Brand (the “SLS Intellectual Property”) in connection with the development of the SLS Las Vegas. The SLS Brand License prohibits SBE Hotel Licensing from using the SLS Intellectual Property in connection with any restaurant, hotel, casino or nightclub located in Clark County without Holdings prior written approval, with certain exceptions described in the SLS Brand License.

Agreement Relating to Construction of the SLS Las Vegas

Guaranteed Maximum Price Construction Contract

PENTA; Fees. Holdings and PENTA entered into the Agreement Between Owner and Contractor, as of February 5, 2013 (the “GMP”), which provides for the construction of the SLS Las Vegas by PENTA. The GMP provides that PENTA will provide services under the GMP for an amount that will not in any event or for any reason exceed $212.6 million, including approved change orders (the “Guaranteed Maximum Price”). The Guaranteed Maximum Price covers PENTA’s fee, contingency fees, insurance costs and certain costs of services and work provided, to the extent PENTA’s monthly application for payments of such amounts is approved by Holdings, and certain allowances and other costs. The Guaranteed Maximum Price is subject to adjustment only by a written change order signed by Holdings.

Term; Termination. The GMP provides that PENTA will complete, or substantially complete (as determined under the GMP), construction of the SLS Las Vegas within 17 months. In the event PENTA does not complete the construction within this 17-month period, which may be extended, PENTA may be required to pay Holdings liquidated damages. The final completion date of construction is expected to occur in the first quarter of 2015. PENTA commenced construction on the SLS Las Vegas in February 2013.

For the year ended December 31, 2013 the Company and its subsidiaries incurred costs totaling $57.4 million under the GMP and did not incur costs under the GMP for the years ended December 31, 2012 and 2011.

ITEM 1A. RISK FACTORS

The following risk factors are risks and uncertainties that we believe are material to the Company. You should consider carefully the following risks and uncertainties, together with the other information contained in this Registration Statement, and the descriptions included in our consolidated financial statements and accompanying notes. Our actual results could differ materially from those contained in the forward-looking statements. The following risk factors set forth the risks that we believe are material to our business, financial condition, assets, operations and equity interests. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. The risks and uncertainties described below are not the only risks facing our company. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

There are significant risks associated with our redevelopment and construction project, which could have an adverse effect on our financial condition, results of operations or cash flows from these planned facilities.

We expect to open the SLS Las Vegas in the third quarter of 2014. The anticipated costs and completion date for the redevelopment are based on budgets, designs, development and construction documents and schedule estimates that we have prepared with the assistance of architects and other construction development consultants and that are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. We may not be able to complete construction of the SLS Las Vegas on time or within budget. Construction projects like the development, construction and renovation of the SLS Las Vegas are subject to significant development and construction risks, any of which could cause unanticipated cost increases and delays. These include, among others, the following:

•	adverse weather conditions that damage the SLS Las Vegas or cause delays;

•	changes to the plans or specifications;

•	shortages and increased costs of energy, materials and skilled labor;

•	engineering problems;

•	environmental issues;

•	labor disputes and work stoppages;

•	fire, flooding and other natural disasters; and

•	geological, construction, excavation, regulatory and equipment problems.

Our inability to complete construction on time or within budget may adversely affect our operating results and financial performance. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening or otherwise affect the design and features of the SLS Las Vegas. The current renovation and construction of the SLS Las Vegas and any other future capital improvement projects may increase our expenses and reduce our revenues and cash flows. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash.

Further, our Property will have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with any changes in applicable laws and regulations such as a requirement to install additional surveillance or life safety equipment. Renovations and other capital improvements of hotel-casinos require significant capital expenditures. In addition, renovations and capital improvements of hotel-casinos usually generate little or no cash flow until the project’s completion. We may not be able to fund such projects solely from cash provided from our operating activities. Consequently, we may rely upon the availability of debt or equity capital to fund renovations and capital improvements and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. No assurances can be made that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

We may experience material difficulties or failures that could delay the opening of the SLS Las Vegas.

The opening and operation of the SLS Las Vegas will be contingent upon our receipt from, and maintenance with, the State of Nevada and Clark County of a number of regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations, including gaming and liquor licenses, construction activity licenses, various business licenses and permits, and a Temporary Certificate of Occupancy. We expect that the SLS Las Vegas will open and commence operations in the third quarter of 2014.

We may also experience delays in the completion of the construction of the Property, as well as delays in the delivery of necessary supplies and materials needed for the SLS Las Vegas to be completed and begin operations as planned. Failure to obtain or maintain the necessary approvals, supplies and materials could prevent or delay the completion or opening of all or part of our Property or otherwise affect the design and features of the SLS Las Vegas. The SLS Las Vegas is still a construction project that has not been completed. The laws, regulations and ordinances requiring gaming licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. Moreover, the scope of the approvals required for opening and operating a hotel-casino is extensive. Failure to obtain the required gaming approvals and licenses, construction licenses, including a Temporary Certificate of Occupancy could significantly delay the proposed opening of the SLS Las Vegas.

We will be entirely dependent on the SLS Las Vegas for all of our cash flow, which subjects us to greater risks than a hotel and casino operator with more operating properties, and accordingly, we could be disproportionately harmed by an economic downturn in this market or a disaster that reduced the willingness or ability of our customers to travel to Las Vegas.

We do not expect to have material assets or operations other than the SLS Las Vegas; thus, we are entirely dependent upon the SLS Las Vegas for all of our cash flow in the future. As a result, we are subject to a greater degree of risk than a more diversified hotel-casino operator with more operating properties. The risks to which we have a greater degree of exposure include the following:

•	local economic and competitive conditions;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations;

•	natural and other disasters;

•	an increase in the cost of utilities for the SLS Las Vegas as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid, or a shortage of natural resources such as water;

•	a decline in the number of visitors to Las Vegas;

•	a decrease in gaming and non-gaming activities at the SLS Las Vegas; and

•	the outbreak of infectious diseases.

Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to make payments or maintain our covenants with respect to our debt. The combination of the single location and the significant investment associated with the redevelopment of the SLS Las Vegas may cause our operating results to fluctuate significantly and may adversely affect our business.

Our business is particularly sensitive to reductions in discretionary consumer spending as a result of downturns in the economy.

Consumer demand for hotel-casino resorts, trade shows and conventions and for the type of amenities that we offer is particularly sensitive to downturns in the economy which adversely impact discretionary spending on leisure activities and, to a lesser extent, business activities. Changes in discretionary consumer spending or consumer preferences brought about by the factors such as perceived or actual general economic conditions, high unemployment, bank failures and the potential for additional bank failures, perceived or actual changes to disposable consumer income and wealth, the current global economic uncertainty and changes in consumer confidence in the economy, or fears of war and future acts of terrorism, could reduce customer demand for the amenities and leisure activities we offer, and may have a significant negative impact on our operating results.

We will face intense competition which could impact our operations and adversely affect our business and results of operations.

We will compete mainly in the Las Vegas hotel, resort and casino industry. Specifically, our Property will compete with other high-quality Las Vegas hotel-casinos, especially those located on and near the Las Vegas Strip. Currently, various upscale, luxury and mid-priced gaming properties are located on or near the Las Vegas Strip. Upscale, luxury and mid-priced gaming properties are also located in the downtown Las Vegas area and additional gaming properties are located in other areas of Clark County. Many of the competing properties have market positions, amenities and attractions which draw a significant number of visitors and will directly compete with our operations.

Additional hotel-casinos containing a significant number of rooms may open, renovate or expand in Las Vegas over the next several years, which could also significantly increase competition. We believe that competition in the Las Vegas hotel, resort and casino industry is based on certain property-specific factors, including overall quality of service, types of amenities available to guests, price, location, entertainment attractions, theme and size. Our inability to generate and maintain the appropriate level of market awareness and penetration in relation to these property-specific factors could adversely affect our ability to compete effectively and could potentially impact our business and results of operations.

To some extent, we will also compete with resorts, hotels and casinos in other parts of Nevada, throughout the United States and elsewhere in the world, such as Southeast Asia. In addition, the legalization of casino gaming in or near metropolitan areas from which we attract customers could have a negative effect on our business. We will also compete with other types of gaming operations such as state-sponsored lotteries, on and off-track wagering, card parlors, riverboat gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. Continued legalization and proliferation of gaming activities, including online gaming activities could significantly and adversely affect our business and results of operations.

Another area of competition is legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video slot machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has announced the execution of a number of compacts with no limits on the number of gaming machines (which had been limited under the prior compacts). While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near the SLS Las Vegas could have an adverse effect on the Company’s business and results of operations.

In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we expect to attract customers, such as Los Angeles, New York, Philadelphia, San Francisco and Boston. Additionally, the current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues, including those in Macau and Singapore, as well as potentially Japan and South Korea, could also result in a decrease in the number of visitors to the SLS Las Vegas by retaining international customers closer to home, which could adversely affect our business and results of operations.

Our business model involves high fixed costs, including property taxes and insurance costs, which we may be unable to adjust in a timely manner in response to a reduction in our revenues.

The costs associated with owning and operating hotel-casinos are significant, some of which may not be altered in a timely manner in response to changes in demand for services, and failure to adjust our expenses may adversely affect our business and results of operations. Property taxes and insurance costs are a significant part of our operating expenses. Our real property taxes may increase as property tax rates change and as the values of properties are assessed and reassessed by tax authorities. Our real estate taxes do not directly depend on our revenues, and generally we could not reduce them other than by disposing of our real estate assets or appealing a tax assessment using accepted valuation arguments, the latter not being a guarantee of a reduction.

Property insurance premiums for the Las Vegas hotel, resort and casino industry have not changed significantly in recent years. However, an escalation in rates resulting from events beyond our control may increase insurance costs resulting in our inability to obtain adequate insurance at acceptable premium rates. A continuation of this trend could appreciably increase the operating expenses of our Property. If we do not obtain adequate insurance, to the extent that any of the events not covered by an insurance policy materialize, our financial condition may be materially adversely affected.

In the future, the SLS Las Vegas may be subject to increases in real estate and other tax rates, utility costs, certain operating expenses, and insurance costs, which could reduce our cash flow and adversely affect our financial performance. If our revenues decline and we are unable to reduce our expenses in a timely manner, our business and results of operations could be adversely affected.

Our success will depend on the value of our name, image and brand. If demand for, or the value of, our name, image or brand diminishes, our business and results of operations would be adversely affected.

Our success will depend on our ability to shape and stimulate consumer demands by maintaining our name, image and brand. We may not be successful in this regard and we may not be able to anticipate and react to changing consumer tastes and demands in a timely manner.

Our business would be adversely affected if our public image or reputation were to be diminished. Our brand names and trademarks are integral to our marketing efforts. If the value of our name, image or brands were diminished, our business and operations would be adversely affected.

We have substantial debt, and we may incur additional indebtedness, which may negatively affect our business and financial results.

We have substantial debt service obligations. As of March 31, 2014, our total debt was approximately $486 million, including undrawn proceeds under the Senior Construction Facility and the Junior Construction Facility (as hereinafter defined). Our indebtedness and the covenants applicable to our indebtedness are described under “Financial Information—Liquidity and Capital Resources.”

Our substantial debt may negatively affect our business and operations in several ways, including:

•	requiring us to use a substantial portion of our funds from operations to make required payments on debt, which will reduce funds available for operations and capital expenditures, future business opportunities and other purposes;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

•	limiting the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which the Company operates;

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;

•	limiting our ability to borrow more money for operations over and above the current committed credit facility;

•	limiting our ability to borrow more money for capital or to finance acquisitions in the future; and

•	requiring us to dispose of portions of the Property in order to make required debt payments.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain additional debt financing. Sufficient financing may not be available or, if available, may not be available on terms acceptable to us. Additional borrowings for working capital purposes or needed renovations or capital improvements will increase our interest expense, and, therefore, may harm our business and results of operations.

If we increase our leverage, the resulting increase in debt service could adversely affect our ability to make payments on our indebtedness and harm our business and results of operations. Our primary source of liquidity is existing loans providing debt service and operating reserves. In addition, Holdings expects to secure a $22.5 million revolving credit facility prior to the opening of the SLS Las Vegas to the public although we cannot assure you that Holdings will be able to do so.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could harm our business and operations.

Our internally generated cash flow may be inadequate to repay our indebtedness prior to maturity; therefore, we may be required to repay debt from time to time through refinancing of our indebtedness and/or offerings of equity or debt. The amount and terms of our existing indebtedness may harm our ability to repay our debt through refinancing. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell portions of our Property on disadvantageous terms, which might result in losses to us. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on any refinancing, our interest expense would increase, which would harm our business and results of operations.

We are subject to taxation by various governments and agencies. The rate of taxation could change.

The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, including increases in tax rates, which would affect the industry. If adopted, such changes could adversely impact our business, financial condition and results of operations.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, including terrorism, and our insurance costs may increase.

We have comprehensive property and liability insurance policies for the SLS Las Vegas with coverage features and insured limits that we believe are customary in their breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, or terrorist acts, or certain liabilities may be uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in the Property, as well as the anticipated future revenue from the Property, and we could remain obligated for debt or other financial obligations related to the Property.

Our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements.

We may be subject to litigation in the ordinary course of our business. An adverse determination with respect to any such disputed matter could result in substantial losses.

We may be, from time to time, during the ordinary course of operating our businesses, subject to various litigation claims and legal disputes, including contract, lease, employment and regulatory claims as well as claims made by visitors to the SLS Las Vegas. In addition, there are litigation risks inherent in any construction or development project. Certain litigation claims may not be covered entirely or at all by our insurance policies, or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to the SLS Las Vegas, even if without merit, can attract adverse media attention. As a result, litigation can have a material adverse effect on our business and, because we cannot predict the outcome of any action, it is possible that adverse judgments or settlements could significantly reduce our earnings or result in losses.

Any failure to protect our trademarks could have a negative impact on the value of our brand names and adversely affect our business.

The licensing and/or development of intellectual property is part of our overall business strategy, and we regard intellectual property to be an important element of our success. Our business as a whole is dependent on a combination of several of our trademarks and other intellectual property. We, and our licensors, seek to establish and maintain our proprietary rights in our business operations and technology through the use of patents, copyrights, trademarks and trade secret laws. We, and our licensors, file applications for and obtain patents, copyrights and trademarks in the United States and in foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements.

Despite our efforts and our licensors’ efforts to protect our respective proprietary rights, parties may infringe our trademarks and use information that we regard as proprietary, and our rights may be invalidated or unenforceable. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources. We cannot assure you that all of the steps we and our licensors have taken to protect our respective trademarks in the United States and foreign countries will be adequate to prevent imitation of our trademarks by others. The unauthorized use or reproduction of our trademarks could diminish the value of our brand and our market acceptance, competitive advantages or goodwill, which could adversely affect our business.

If a third party asserts other forms of intellectual property claims against us or our licensors, our business or results of operations could be adversely affected.

Historically, trademarks and service marks have been the principal form of intellectual property rights relevant to the gaming industry. However, due to the increased use of technology in computerized gaming machines and in business operations generally, other forms of intellectual property rights (such as patents and copyrights) are becoming of increased relevance. It is possible that, in the future, third parties may assert superior intellectual property rights or allege that their intellectual property rights cover some aspect of our operations. The defense of such allegations may result in substantial expenses, and, if such claims are successfully prosecuted, may have a material impact on our business.

We will depend on our key personnel for the future success of our business and the loss of one or more of our key personnel could have an adverse effect on our ability to manage our business and operate successfully and competitively.

The leadership of our key personnel, Terrence E. Fancher, Robert L. Oseland, II and Gabriel Frumusanu, is a critical element of our success. Our ability to manage our business and operate successfully and competitively is dependent, in part, upon the efforts and continued service of our key personnel. The death or disability of or other extended or permanent loss of services of our key personnel, or any negative market or industry perception with respect to key personnel or arising from loss of key personnel, could have a material adverse effect on our business. It could be difficult for us to find replacements for our key personnel, as competition for such personnel is intense. The departure of key personnel could have an adverse effect on our ability to manage our business and operate successfully and competitively.

One member of our Board and some of our key personnel are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny any application for any cause that they deem reasonable. In the event the Nevada Gaming Authorities were to find any person unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. We cannot assure you that any such person will be able to obtain or maintain any requisite license or finding of suitability by the Nevada Gaming Authorities.

Our business is particularly sensitive to energy prices and a rise in energy prices could harm our operating results.

We are a large consumer of electricity and other energy and, therefore, higher energy prices may have an adverse effect on our results of operations. Accordingly, increases in energy costs may have a negative impact on our operating results. Additionally, higher electricity and gasoline prices which affect our customers by reducing discretionary income and increasing travel costs may result in reduced visitation to our hotel-casino and a reduction in our revenues. We may be indirectly impacted by regulatory requirements aimed at reducing the impacts of climate change directed at up-stream utility providers, as we could experience potentially higher utility, fuel, and transportation costs.

Compromises of our information systems or unauthorized access to confidential information or our customers’ personal information could materially harm our reputation and business.

We will collect and store confidential, personal information relating to our customers for various business purposes, including marketing and financial purposes, and credit card information for processing payments. For example, we will handle, collect and store personal information in connection with our customers staying at our hotel-casino and enrolling in our loyalty program. We may share this personal and confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of our business or for marketing purposes. Our collection and use of personal data is governed by state and federal privacy laws and regulations. Privacy law is an area that changes often and varies significantly by jurisdiction. We may incur significant costs in order to ensure compliance with the various applicable privacy requirements. In addition, privacy laws and regulations may limit our ability to market to our customers.

We will assess and monitor the security, collection, storage and transmission of customer information on an ongoing basis. We will utilize commercially available software and technologies to monitor, assess and secure our network. Further, the systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and controlled by the payment card industry, not us. Although we will take steps designed to safeguard our customers’ confidential personal information, our network and other systems and those of third parties, such as service providers, could be compromised by a third party breach of our system security or that of a third party provider or as a result of purposeful or accidental actions of third parties, our employees or employees of a third party. Advances in computer and software capabilities and encryption technology, new tools and other developments may increase the risk of such a breach. As a result of any security breach, customer information or other proprietary data may be accessed or transmitted by or to a third party. Despite these measures, there can be no assurance that we are adequately protecting our information.

Any loss, disclosure or misappropriation of, or access to, customers’ or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, damage our reputation and expose us to claims from customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on our financial condition, results of operations and cash flow.

Risks Related to the Las Vegas Hotel Casino Industry

Seasonality and other related factors such as weather can be expected to cause quarterly fluctuations in revenue at our Property.

The Las Vegas hotel, resort and casino industry is seasonal in nature. This seasonality can potentially cause quarterly fluctuations in revenues at our hotel-casino. A variety of factors can affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events, and the level of market activity during major holidays, especially New Year’s and Chinese New Year. Major sporting events, particularly the Super Bowl, March Madness and premier boxing events, can drive additional business during those specific periods. Our convention and meeting facilities are designed, in part, to allow us to maximize hotel occupancy and customer volumes during off-peak times, such as mid-week or during traditionally slower leisure travel periods. Our results may not depend on key individual customers, although our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or key convention markets, can affect our results. Our quarterly earnings may also be adversely affected by other factors outside our control, including weather conditions and poor economic conditions.

We are heavily regulated and failure to comply with extensive regulatory requirements may result in an adverse effect on our business.

The gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Authorities and we, Holdings and SB Gaming must maintain the registrations and licenses and pay gaming taxes to continue operations at the SLS Las Vegas. The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with the Company, Holdings and SB Gaming. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, members and persons with financial interests in the gaming operations. Violations of laws could result in, among other things, disciplinary action. If we fail to comply with regulatory requirements, this may result in an adverse effect on our business and results of operations.

Our business is subject to numerous laws, including those relating to the preparation and sale of food and beverages, including alcohol. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add amenities to the SLS Las Vegas may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of the SLS Las Vegas. In addition, we are subject to the numerous rules and regulations relating to state and federal taxation. Compliance with these rules and regulations requires significant management attention. Any failure to comply with all such rules and regulations could subject us to fines or audits by the applicable taxation authority.

Environmental and other non-gaming governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our Property is subject to various federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if the Property was found to be located on contaminated property, to remediate the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals) to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for working capital or other corporate uses. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our Property may be affected by the condition of the properties in the vicinity of our Property (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Our Property is also subject to the Americans with Disabilities Act of 1990 (the “ADA”). Under the ADA, all public accommodations must meet various Federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in the United States government imposing fines or in private litigants’ winning damages. If we are required to make substantial modifications to our Property, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition and results of operations could be harmed. In addition, we are required to operate our Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our Property.

Our hotel-casino may be faced with labor disputes or strikes which would adversely affect our business and results of operations.

Our success depends in large part upon the ability of the Hotel Operator and SB Gaming to attract, retain, train, manage and motivate skilled operating employees at our Property. There can be no assurance that a sufficient number of construction labor and skilled employees will be available or that we will be successful in training, retaining and motivating current or future employees. We will rely heavily on our employees to provide high-quality personal service at the SLS Las Vegas.

Risks Related to Our Organization and Corporate Structure

We are a holding company with no operations.

We are a holding company and conduct all of our operations through our subsidiaries. We do not generally have any independent operations, apart from our ownership of Holdings and, indirectly, SB Gaming. As a result, we are reliant on distributions and other payments from Holdings. The ability of Holdings to make distributions or other payments to us will depend on Holdings’ operating results, which in turn will be dependent on SB Gaming’s operating results, and the terms of the current and future financing agreements to which we, Holdings and SB Gaming are a party, which may preclude or restrict distributions or other payments.

In addition, because we are a holding company, claims of our interest holders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our subsidiaries’ assets will be available to satisfy the claims of our interest holders only after all of our subsidiaries’ liabilities and obligations have been paid in full.

We may be exposed to potential risks relating to our internal control over financial reporting.

Pursuant to the rules and regulations of the SEC, public companies are required to include a report of management on internal control over financial reporting in their annual reports. In addition, if the Company is an accelerated filer or a large accelerated filer, the independent registered public accounting firm auditing a public company’s financial statements must report on the operating effectiveness of the company’s internal control over financial reporting. We are evaluating our internal control over financial reporting to allow our management to report on our internal controls as a required part of our annual report beginning with our annual report for the fiscal year 2015.

Our management team has limited experience managing a public company and we will need to develop control systems and procedures adequate to support a public company. While we expect to expend significant resources in developing the necessary control systems and documentation and testing procedures required by the SEC rules and regulations, there is a risk that we will not comply with all of the requirements imposed thereby. Additionally, because of the difficulty of measuring compliance adequacy, we cannot assure you that we will receive an unqualified opinion on the operating effectiveness of our internal control over financial reporting from our independent registered public accounting firm.

If we or our auditors identify material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner or if we receive an adverse opinion from our independent registered public accounting firm on internal control over financial reporting, investors and others may lose confidence in the reliability of our consolidated financial statements and our ability to obtain equity or debt financing could be adversely affected.

We may experience conflicts of interest with entities which own the Company.

The Class B Member’s limited liability company agreement permits each of (i) Stockbridge and its affiliates and (ii) except as specifically provided below, SBE and its affiliates, to have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Class B Member and the Company, and may engage in or possess an interest in any other business or venture of any kind, whether or not competitive with the Company or its subsidiaries, without any obligation to offer any interest in such activities to the Company and its subsidiaries or to any of its members. For instance, SBE has three locations in Las Vegas: Hyde located at the Bellagio and Double Barrel Roadhouse and 800° Degrees Neapolitan Pizzeria located at the Monte Carlo Resort. Furthermore, SBE is not obligated to cause any of its personnel to devote all or substantially all of their time and business efforts to the affairs of the Company, Holdings, the Class B Member and the SLS Las Vegas, unless doing so is necessary and appropriate to fulfill SBE’s obligations to the SLS Las Vegas. Subject to certain exceptions, the limited liability company agreement does prohibit SBE and its affiliates (and their principals and employees) from owning or holding interests or investments of 20% or more in, or managing or otherwise operating, another restaurant, hotel, casino or nightclub within Clark County, Nevada, or utilizing any intellectual property owned by or exclusively licensed to SBE or any affiliates of the Class B Member in connection with any restaurant, hotel, casino or nightclub located in Clark County, Nevada, in each case without the prior written approval of Voteco. As a result, Stockbridge and SBE may engage in activities that are competitive with the Company and the SLS Las Vegas.

Unless we are considered a “publicly traded corporation” under the Nevada Act, each of our members and certain of their beneficial owners must be found suitable by the Nevada Gaming Authorities or we may be required to sever all relationships with such member and/or beneficial owner.

Upon the effectiveness of this Registration Statement, we will be a “publicly traded corporation” under the Nevada Gaming Control Act, following which persons who acquire beneficial ownership of more than 5% of our voting securities will be required to report their acquisition to the Nevada Gaming Authorities and persons who acquire beneficial ownership of more than 10% of our voting securities will be required to apply to the Nevada Gaming Authorities for a finding of suitability. Notwithstanding these provisions, under the Nevada Act the Nevada Gaming Authorities may at any time, in their discretion, require the holder of any of our securities to file applications, be investigated and be found suitable to own our securities if they have reason to believe that the security ownership would be inconsistent with the declared policies of Nevada. We anticipate that, so long as we are a “publicly traded corporation” under the Nevada Act, the Nevada Gaming Authorities will require only our members having beneficial ownership of more than 10% of our voting securities to be found suitable.

If we do not become, or cease to be, a “publicly traded corporation” under the Nevada Act, or if required by the Nevada Gaming Authorities, each of our members and certain of their beneficial owners would be required to be found suitable and licensed by the Nevada Gaming Authorities. If any such member or beneficial owner fails to be so licensed, we may be required to sever all relationships, including through redemption of membership interests, with such member or beneficial owner, which may have a material adverse effect on our business and our members and beneficial owners.

There is currently no public market for our membership interests, a public market is not expected to develop in the future and state gaming laws may affect marketability of our membership interests.

None of our membership interests are listed on any national securities exchange. There is currently no public market for any of our membership interests, and a public trading market is not expected to develop in the future. The filing of this Registration Statement will not create any such public trading market for any of our membership interests. If a market for any of our membership interests were to develop, the liquidity of any such market would depend, among other things, upon the number of holders of our membership interests, our financial performance and the market for similar securities. We cannot predict whether an active trading market will develop, or if a market develops, what the liquidity or pricing characteristics of that market will be. In addition, Nevada Gaming Laws regulate the transfer of securities of gaming companies. These restrictions on marketability may limit our members’ ability to sell their membership interests and, if sold, the prices they may receive for those membership interests.

The denial of a license or a finding of unsuitability by the Nevada Gaming Authorities may result in criminal or disciplinary action.

Any person who fails or refuses to apply for a finding of suitability or a license within the period prescribed after being advised by Nevada Gaming Authorities that such person is required to do so may be denied a license or found unsuitable. Any holder of securities that is found unsuitable or is denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity’s securities beyond such period of time as may be prescribed by the Nevada Gaming Authorities, may be guilty of a criminal offense. Furthermore, a gaming entity may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a holder of securities or to have any other relationship with such gaming entity or any of its subsidiaries, such gaming entity:

•	pays that person any dividend or interest upon the securities;

•	allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require such unsuitable person to relinquish the securities.

In the event that disqualified holders fail to divest themselves of such securities, the Nevada Gaming Authorities have the power to revoke or suspend the casino license, registration or licenses related to the regulated entity that issued the securities. The Nevada Gaming Authorities may also require that suppliers of certain goods and services to gaming industry participants be licensed and also require that we purchase and lease gaming equipment, supplies and services only from such licensed suppliers. Finally, the Nevada Gaming Authorities may also, among other things, limit, condition, suspend, or revoke a gaming license or approval to own an entity or joint venture interest of any of our operations for any cause deemed reasonable by such licensing authority. If SB Gaming were to violate any applicable gaming laws, our gaming licenses could be limited, conditioned, suspended, or revoked by the Nevada Gaming Authorities, and we and any other persons involved could be subject to substantial fines.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

On May 2, 2012, Stockbridge, SBE, Intermediateco, a Delaware limited liability company, which was formed on April 23, 2012, and the Company, which was formed on April 13, 2012, entered into a contribution agreement (the “Contribution Agreement”), pursuant to which Stockbridge and SBE were admitted as members of Intermediateco, contributed their limited liability company interests in Holdings to Intermediateco and ceased being members of Holdings. As of December 31, 2013 and 2012, Stockbridge and SBE owned 90%, and 10%, respectively, of Intermediateco. As of December 31, 2011, 2010, and 2009, Stockbridge and SBE owned 90% and 10%, respectively, of Holdings. In addition, pursuant to the Contribution Agreement, Intermediateco was admitted as a member of the Company, and the Company became the sole member of Holdings (the “Reorganization”). Due to the common control of Holdings, Intermediateco and the Company, the Reorganization was accounted for as a reorganization of entities under common control in accordance with ASC 805-50. Accordingly, the financial statements of the Company for all periods are presented as if the Reorganization occurred at the beginning of the earliest period presented and include the accounts of Holdings and the Company on a historical cost basis. The selected financial and operating data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Income Statement Data (in thousands)	Three months ended March 31,		Year Ended December 31,
	2014 (unaudited)	2013 (unaudited)	2013	2012	2011	2010	2009
Net revenue	$6	$21	$166	$106	$18,414	$58,509	$71,320
Operating expenses	(7,963)	(2,344)	(16,224)	(5,170)	(28,334)	(105,475)	(323,550)

Operating loss	(7,957)	(2,323)	(16,058)	(5,064)	(9,920)	(46,966)	(252,230)
Loss on disposal of property and equipment	(16)	—	—	—	—	—	—
Loss on early retirement of debt	(21,875)	—	(5,466)	—	—	—	—
Gain on restructured debt	—	—	—	—	161,193	—	—
Interest income	28	52	191	126	3	—	1
Interest expense, net of capitalized interest	(5,765)	(10,129)	(38,155)	(28,061)	(9,257)	(19,464)	(12,001)

Net (loss) income	$(35,585)	$(12,401)	$(59,488)	$(32,999)	$142,019	$(66,430)	$(264,230)

Balance Sheet Data (in thousands)	March 31,		December 31,
	2014 (unaudited)		2013	2012	2011	2010	2009
Cash and cash equivalents	$1,248		$2,584	$312	$621	$4,215	$3,912
Restricted cash, inclusive of current portion	280,739		292,239	289,375	930	—	—
Property and equipment, net	79,489		79,815	76,910	76,951	99,455	131,272
Development in progress	240,459		178,860	65,045	51,016	20,629	25,081

Total assets	643,870		588,557	452,334	130,031	128,505	165,120
Loans payable, inclusive of current portion	508,000		450,000	336,773	51,550	240,000	240,000

Total Liabilities	580,510		494,611	341,108	55,151	281,793	259,458
Members’ equity (deficit)	$63,360		$93,945	$111,226	$74,880	$(153,288)	$(94,338)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this registration statement.

Overview

Stockbridge/SBE Investment Company, LLC (the “Company,” “we,” “us,” or “our”) is a limited liability company organized in Delaware. We are a holding company, and our business is primarily conducted through our wholly-owned subsidiary Stockbridge/SBE Holdings, LLC, a limited liability company organized in Delaware (“Holdings”). Holdings owns the former Sahara Hotel & Casino (“Sahara”), which is currently being redeveloped into the “SLS Las Vegas”, an approximate 2.1 million square foot hotel and casino resort. Holdings purchased the Sahara in 2007 for $345.0 million (exclusive of transaction costs) from Gordon Gaming Corporation with expectation of operating the SLS Las Vegas for approximately twelve months and closing it to complete a full-scale renovation.

Holdings’ plans for a redevelopment of the Sahara were delayed with the onset of the global recession and credit crisis. Holdings operated the Sahara until its closing in May 2011. The closing allowed Holdings to focus on rescaling the renovation plans, taking into account market conditions, and raising the capital needed to complete the planned renovation. To this end, Holdings engaged Gensler to complete a full-scale redesign of the SLS Las Vegas working in conjunction with world-renowned designer Philippe Stark. Holdings also engaged PENTA Building Group to serve as the project’s general contractor to complete the renovation pursuant to the GMP.

Construction

Construction on the SLS Las Vegas began in February 2013, and it is expected to open to the public in the third quarter of 2014. The SLS Las Vegas, when completed, will contain the following components:

•	three hotel towers with a total of 1,612 rooms, including 1,361 rooms and 251 suites;

•	a casino, with an area of approximately 54,000 square feet, with approximately 800 slot machines, approximately 70 live table games and a sports book with an area of approximately 2,600 square feet;

•	approximately (i) 10 restaurants, bars and lounges with an area of approximately 40,000 square feet (ii) three nightlife venues (including pool decks surrounding nightlife venues) with an area of approximately 60,000 square feet and (iii) retail locations with an area of approximately 9,000 square feet;

•	approximately 33,000 square feet of meeting and convention space;

•	a spa and fitness center, which will be approximately 7,500 square feet, and will be equipped with equipment necessary for commercial operation;

•	a pool and cabana area of approximately 35,000 square feet; and

•	approximately 2,100 parking spaces.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) requires us to make estimates and judgments about the effects of matters that are inherently uncertain. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. The significant accounting policies are summarized in Note 2 to our Consolidated Financial Statements included in this registration statement. Of these accounting policies, we believe the following may involve a higher degree of judgments and estimates and complexity.

Development in Progress

The Company’s capitalization policy for development projects is guided by Accounting Standards Codification (“ASC”) Topic 835-20 (“ASC 835-20”), Capitalization of Interest , and ASC Topic 970-10, Real Estate—General . The capitalized costs include pre-construction costs essential to the renovation of the SLS Las Vegas, including design development costs, development fees, real estate taxes, insurance and other costs incurred during the development period. Additionally, in accordance with ASC 835-20, interest costs associated with major construction projects such as the renovation of the SLS Las Vegas are capitalized as part of the cost of the project. The capitalization period will cease when the renovation of the SLS Las Vegas is substantially complete. Due to the market conditions in Las Vegas, the renovation of the SLS Las Vegas was suspended in August 2009 and interest, real estate taxes and insurance were expensed subsequent to August 2009. Feasibility of the renovation of the SLS Las Vegas improved subsequent to the closure of the Sahara in May 2011, and management determined that it would be appropriate to recommence the renovation of the SLS Las Vegas in September 2011. Accordingly, the Company began capitalizing real estate taxes and insurance as part of the cost of the project commencing in September 2011. In addition, in September 2011, the Company stopped depreciating the building and improvements and reclassified the net book value of the assets of $21.3 million to development in progress in the accompanying balance sheets. On May 2, 2012, the Company received funds related to the Senior Construction Facility held in lender-related escrow accounts and began paying the associated interest. Accordingly, the Company began capitalizing interest as part of the cost of the project commencing in May 2012. The amount of interest capitalized was determined by applying the interest rate on the Senior Construction Facility to amounts paid for the renovation project until May 1, 2013, when the Company received funds related to the Junior Construction Facility; thereafter, the amount of interest capitalized was determined by using a weighted average cost of debt outstanding.

Long-Lived Assets

In accordance with the guidance in ASC Topic 360-10 (“ASC 360-10”), Property, Plant and Equipment , the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, before interest, the Company would recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If an impairment was recognized, the reduced carrying amount of the asset would be accounted for as its new cost. Generally, fair values are estimated using a discounted cash flow, direct capitalization or market comparison analysis. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur, which would affect the recorded carrying amounts of the long-lived assets.

The Company conducts a comprehensive review of all long-lived assets in accordance with ASC 360-10, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The process entails the analysis of each asset class for instances where the carrying value exceeds the estimated fair value.

Fair Value

Fair value in accordance with the guidance in ASC Topic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, is based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. ASC 820-10 clarifies that transaction or selling costs should be excluded when determining fair value, more specifically the exit price.

ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 measurements, which include unadjusted quoted prices within active markets for identical assets or liabilities. The next priority is given to Level 2 measurements, which include quoted prices in markets which are not active or inputs that are observable, either directly or indirectly. The lowest priority is given to Level 3 measurements, which include prices or valuation techniques that require unobservable inputs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in excess of FDIC insured limits. The Company believes that it mitigates credit risk by depositing cash with financial institutions that have a high credit rating.

Pending Accounting Pronouncements

No new accounting pronouncements issued or effective during 2014 or 2013 have had or are expected to have a material impact on the Company’s financial position or results of operations.

Factors Impacting Our Results of Operations

As of the date of this Registration Statement, we have not commenced operations of the SLS Las Vegas as we are in our construction and pre-opening stage. We expect that the SLS Las Vegas will open and commence operations in the third quarter of 2014. Substantially all of our expenditures since the closure of the Sahara in May 2011 are being capitalized to development in progress (“DIP”), with the exception of non-construction related expenses.

We are prohibited from receiving any gaming-related revenues from the SLS Las Vegas until we have obtained the necessary gaming approvals from the Nevada Gaming Authorities. Once we have satisfied all conditions to obtain all necessary gaming licenses and completed construction, we anticipate that we will commence the gaming operations at the SLS Las Vegas. We cannot be assured that we will be able to obtain the licenses on a timely basis or at all. Additionally, we cannot be assured that construction of the SLS Las Vegas will be completed on the current schedule. If completion of construction is delayed, the commencement of our operations would also be delayed.

Results of Operations (in thousands)

The following table presents Consolidated Statement of Operations data for each of the periods indicated (in thousands):

Income Statement Data (in thousands)	Three months ended March 31,
	2014 (unaudited)	2013 (unaudited)
Net revenue	$6	$21
Operating expenses	(7,963)	(2,344)

Operating loss	(7,957)	(2,323)
Loss of disposal of property and equipment	(16)	—
Loss on early retirement of debt	(21,875)	—
Interest income	28	52
Interest expense, net of capitalized interest	(5,765)	(10,129)

Net (loss) income	$(35,585)	$(12,401)

Income Statement Data (in thousands)	December 31,
	2013	2012	2011
Net revenue	$166	$106	$18,414
Operating expenses	16,224	5,170	28,334
Operating (losses) income	(16,058)	(5,064)	(9,920)
Gain on restructured debt	—	—	161,193
Loss on early retirement of debt	(5,466)	—	—
Interest income	191	126	3
Interest expense, net of capitalized interest	(38,155)	(28,061)	(9,257)
Net (loss) income	$(59,488)	$(32,999)	$142,019

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Operating expenses. Most of our expenditures are being capitalized to DIP, with the exception of non-construction related expenses which are expensed as operating expenses. Operating expenses consist primarily of direct salaries and wages, legal and consulting fees, insurance, utilities and advertising and marketing expenses. During the three months ended March 31, 2014, we incurred operating expenses of $7.9 million compared to $2.3 million for the three months ended March 31, 2013. The increase is primarily due to our increased operational head count and marketing campaigns. We expect operating expenses to increase as we continue to build our operational workforce and increase our marketing efforts in the period leading up to our anticipated opening in the third quarter of 2014.

Loss on early retirement of debt. In January 2014, using restricted cash, we prepaid an additional $100.0 million of the Senior Construction Facility, reducing the balance to $150.0 million and paid a prepayment premium equal to 15% of the principal repaid, totaling $15.0 million. As a result, we wrote off approximately $6.8 million of deferred financing costs. The prepayment premium and the write-off of deferred financing costs totaling $21.8 million was presented on the consolidated income statements as loss on early retirement of debt.

Interest Expense. The decrease in interest expense from the three months ended March 31, 2013 to the three months ended March 31, 2014 is the result of the early repayment of the Senior Construction Facility and its replacement with funding from the Junior Construction Facility, which accrues interest at a significantly lower rate.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

As the SLS Las Vegas is still in the construction phase and the majority of our expenditures are being capitalized as part of DIP, we believe that comparison of results of operations for the year ended December 31, 2013 to the year ended December 31, 2012 is not relevant or meaningful. We believe that the omission of such a comparison would not be material to an understanding of the Company’s results of operations.

The majority of revenue included in our Consolidated Statements of Operations for the years ended December 31, 2013 and 2012 consists of miscellaneous rental and other revenue. The majority of the expenses other than interest included in our Consolidated Statements of Operations for years ended December 31, 2013 and 2012, consist of sales-related salaries, taxes and benefits, legal and professional fees, and other pre-opening related expenses that are not directly related to the construction of the SLS Las Vegas and thus are not eligible for capitalization under US GAAP.

The operating expenses of $16.2 million for the year ended December 31, 2013 primarily consist of (i) payroll costs; (ii) consulting, legal and other fees relating to the renovation of the SLS Las Vegas that are not capitalized as part of the cost of the renovation; and (iii) other costs relating to maintenance and operation of the Property. The operating expenses of $5.2 million for the year ended December 31, 2012 primarily consist of payroll costs and consulting and legal fees relating to the renovation of the SLS Las Vegas that are not eligible for capitalization.

Results of Operations for the Year Ended December 31, 2011

During the period beginning January 2011, Holdings was in the process of preparing for the closure of the Sahara. Holdings closed the Sahara on May 16, 2011 and commenced construction in February 2013. As such, we believe that comparison of results of operations for the year ended December 31, 2012 to the year ended December 31, 2011, is not relevant or meaningful. We believe that the omission of such a comparison would not be material to an understanding of the Company’s results of operations.

The revenue of $18.4 million for the year ended December 31, 2011 primarily consists of casino, rooms, food and beverage, and other revenues of the Sahara prior to its closure on May 16, 2011.

The operating expenses of $28.3 million for the year ended December 31, 2011 consist primarily of (i) casino, rooms, food and beverage, and other expenses associated with the operation of the casino and hotel; (ii) payroll costs relating to the operation and management of the casino and hotel; (iii) management fees relating to casino, hotel and asset management services; (iv) consulting and legal fees relating to the winding down of the casino and hotel operations; (v) amounts paid to settle claims by union employees relating to the Company’s withdrawal from several multi-employer defined benefit pension plans upon the closure of the Sahara; (vi) depreciation; and (vii) other selling, general and administrative expenses. Operating expenses are net of a gain recognized upon disposal of property and equity.

Gain on Restructured Debt. In August 2007, in connection with the acquisition of the Sahara, Holdings entered into a loan agreement with The Royal Bank of Scotland PLC for $240.0 million (the “Original Loan”). In April 2011, the Company arranged to purchase the Original Loan for $102.6 million with $45.0 million in acquisition financing provided by Jefferies LoanCore, LLC (“LoanCore”). The balance of the purchase price of $57.6 million and associated fees of $1.8 million was provided by the Initial Holdings Members. In accordance with the guidance in ASC Topic 470-60 (“ASC 470-60”), Troubled Debt Restructurings by Debtors, the Company recognized a gain on restructured debt related to the remaining balance of the Original Loan of $137.4 million and accrued interest on the Original Loan of as of June 20, 2011 of $36.6 million. The fees paid by the Initial Holdings Members of $1.8 million and other financing costs totaling $2.0 million were reflected as a reduction to the gain on restructured debt in the accompanying consolidated statements of operations. Pursuant to ASC 470-60, the Company accrued the future interest payments due on the LoanCore loan through May 1, 2013 totaling $9.0 million, which were also reflected as a reduction to the gain on restructured debt in the accompanying consolidated statements of operations.

Interest Expense. Interest expense for the years ended December 31, 2013, 2012, and 2011, was $38.2 million, $28.1 million, and $9.3 million, respectively. Interest expense for the year ended December 31, 2013 increased $10.1 million to $38.2 million from $28.1 million for the year ended December 31, 2012. This increase was primarily the result of a full year of interest expense and amortization of deferred financing costs associated with the Senior Construction Facility, which was entered into in May 2012. Interest expense for the year ended December 31, 2012 increased $18.8 million to $28.1 million from $9.3 million for the year ended December 31, 2011. This increase is primarily due to interest expense under the Senior Construction Facility, which was entered into in May 2012, and the related amortization of deferred financing costs. Interest expense in 2011 primarily related to interest associated with the Original Loan prior to the debt restructuring described above under “Gain on Restructured Debt.”

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Liquidity

Liquidity	Three months ended March 31,
	2014 (unaudited)	2013 (unaudited)
Net cash used in operating activities	$(22,318)	$(10,474)
Net cash used in investing activities	(41,351)	(26,876)
Net cash provided by financing activities	62,333	38,090

Net (decrease) increase in cash and cash equivalents	$(1,336)	$739

The net cash used in operating activities during the three months ended March 31, 2014 and 2013, represents net loss adjusted for certain operations related non-cash items and changes in assets and liabilities. These cash flows do not represent our anticipated normal operations. The increase in cash used in operating activities for the three months ended March 31, 2014 as compared with the same period in 2013 is primarily due to an increase in activity relating to the renovation of the SLS Las Vegas, which included a significant increase in selling, general and administrative expenses (in particular, marketing and payroll expenses) in advance of its opening, which is scheduled to take place in the third quarter of 2014. This increase also reflected a prepayment premium of $15.0 million for the Senior Construction Facility.

During the three months ended March 31, 2014 and 2013, investing cash flows consisted primarily of expenditures related to DIP and changes in restricted cash. The restricted cash, which comprises primarily the proceeds from the Senior Construction Facility that closed in May 2012 as well as the undrawn portion of the Junior Construction Facility, will be used to fund the renovation of the SLS Las Vegas as well as to repay our loans payable. The Junior Construction Facility includes a loan agreement that we entered into in May 2013 with SLS Lender, LLC (“EB-5 Tranche 2 Lender”) providing for up to $200.0 million in subordinated financing (“EB-5 Tranche 2 Loan”) and a loan agreement that we entered into in January 2014 with SLS Tranche 1 Lender, LLC (“EB-5 Tranche 1 Lender”) providing for up to $200.0 million in subordinated financing (“EB-5 Tranche 1 Loan” and collectively with EB-5 Tranche 2 Loan, the “Junior Construction Facility”).

During the three months ended March 31, 2014, financing cash flows consisted primarily of borrowings under our Junior Construction Facility and contributions from members. For the three months ended March 31, 2014, the Company borrowed $158.0 million from the Junior Construction Facility, made payments on the Senior Construction Facility and prepaid an additional $100.0 million of the Senior Construction Facility. During the three months ended March 31, 2013, financing cash flows consisted primarily of contributions from members.

External Sources of Liquidity

As of March 31, 2014, the Company held cash and cash equivalents of $1.2 million and restricted cash of $280.7 million. The restricted cash comprises primarily the proceeds from the Senior Construction Facility as well as the undrawn portion of the Junior Construction Facility. As of March 31, 2014, the Company has drawn $197.5 million and $38.0 million from EB-5 Tranche 2 Loan and EB-5 Tranche 1 Loan, respectively.

During 2013, the EB-5 Tranche 2 Lender completed the fundraising of $200.0 million capital. As of July 9, 2014, the EB-5 Tranche 1 Lender had raised approximately $184.0 million. As of July 9, 2014, the undrawn portion of the EB-5 Tranche 2 Loan and EB-5 Tranche 1 Loan was $1.0 million and $16.0 million, respectively.

The Company has both short-term and long-term liquidity requirements as described in more detail below.

Short-Term Liquidity Requirements. We generally consider our short-term liquidity requirements to consist of those expenses that are expected to be incurred within the next 12 months and believe those requirements consist primarily of funds necessary to complete the construction of the SLS Las Vegas, to finance pre-opening costs and to meet post-opening operational costs as well as financing costs. We expect our short-term liquidity requirements to be approximately $90.5 million.

We expect to meet our short-term liquidity needs through borrowings from the Senior and Junior Construction Facilities. We believe that this source of capital will be sufficient to meet our short-term liquidity requirements. Stockbridge Fund III has confirmed to the Company that it has the intent to provide sufficient funds to the Company, if necessary and if unavailable through other sources, through December 31, 2014 up to a maximum of $40.0 million to enable the Company to pay its obligations as they become due. The Company’s ability to pay its obligations as they become due through December 31, 2014 is dependent upon achieving budgets and forecasts for the period, including those related to the renovation of the SLS Las Vegas.

Long-Term Liquidity Requirements. We generally consider our long-term liquidity requirements to consist of those expenses that are expected to be incurred beyond the next 12 months and believe these requirements consist primarily of funds necessary to finance ongoing operational costs.

We intend to satisfy our long-term liquidity requirements with a revolving credit facility and operating cash flows generated by the SLS Las Vegas, although we cannot assure you that we will be able to obtain a revolving credit facility or that operating cash flows upon commencement of operations will be sufficient. As a requirement of our Senior Construction Facility, interest expense of the Senior Construction Facility payable during the first six months of operations will be reserved in advance. Subsequent to the first six month period, Holdings will be required to generate sufficient cash flow to pay the current interest due on the outstanding borrowings under the Senior Construction Facility. Since the interest rate for the Senior Construction Facility is based on a spread to LIBOR, the Company will have a variable interest obligation that may cause volatility in our cash flows. In addition, Holdings will be required to generate sufficient cash flow to pay the current interest on the outstanding borrowings under the Junior Construction Facility. Because the SLS Las Vegas will be a new property, we do not have a history of operations and we cannot predict whether our cash flow will be sufficient to meet our needs.

Year Ended December 31, 2013 Compared to Years Ended December 31, 2012 and 2011

Liquidity

	For the Years Ended December 31,
				Variance		Percentage Variance
	2013	2012	2011	’13 v. ’12	’12 v. ’11	’13 v. ’12	’12 v. ’11
Net cash used in operating activities	$(48,003)	$(30,400)	$(14,332)	$(17,603)	$(16,068)	58%	112%
Net cash used in investing activities	(93,439)	(302,079)	(10,750)	208,640	(291,329)	-69%	2710%
Net cash provided by financing activities	143,714	332,170	21,488	(188,456)	310,682	-57%	1446%

Net increase (decrease) in cash and cash equivalents	$2,272	$(309)	$(3,594)	$2,581	$3,285	-835%	-91%

As of December 31, 2013 and 2012, the Company held cash and cash equivalents of $2.6 million and $0.3 million, respectively, and restricted cash of $292.2 million and $289.4 million, respectively. The restricted cash, which comprises primarily the proceeds from the Senior Construction Facility that closed in May 2012 as well as the undrawn portion of the EB-5 Tranche 2 Loan , will be used to fund the renovation of the SLS Las Vegas as well as to repay our loans payable.

The increase in cash used in operating activities for the year ended December 31, 2013 compared with the prior fiscal year resulted primarily from an increase in activity relating to the renovation of SLS Las Vegas, which included a significant increase in selling, general and administrative expenses—in particular, marketing and payroll expenses—in advance of its opening, which is scheduled to take place in the third quarter of 2014. This increase also reflected an increase in interest expense relating to the Company’s Senior Construction Facility, on which interest had accrued for a full year as compared to only eight months in the prior fiscal year. The increase in cash used in operating activities for the year ended December 31, 2012 compared with the prior fiscal year reflected an increase in interest expense resulting from closing of the Senior Construction Facility in May 2012, which was offset by a reduction in selling, general and administrative expenses resulting from the closure of the Sahara in May 2011.

The decrease in cash used in investing activities for the year ended December 31, 2013 compared with the prior fiscal year reflected the requirement that the Company maintain the proceeds from the Senior Construction Facility that closed in May 2012 in an escrow account until certain conditions have been met for its release. This decrease was partially offset by an increase in capital expenditures incurred in connection with the renovation of the SLS Las Vegas. The increase in cash used in investing activities for the year ended December 31, 2012 compared with the prior fiscal year was primarily attributable to the restrictions placed on the use of the proceeds from the Senior Construction Facility, the proceeds of which were held in an escrow account. The decrease in cash provided by financing activities for the year ended December 31, 2013 compared with the prior fiscal year was driven by reduced borrowings and repayment of existing borrowings, partially offset by lower financing costs. Additionally, this decrease reflected reduced contributions from the Company’s members. The increase in cash provided by financing activities for the year ended December 31, 2012 compared with the prior fiscal year reflected an increase in the Company’s borrowings on a net basis as well as an increase in equity funding from the Company’s members, also on a net basis. This increase was partially offset by an increase in financing costs relating to the increase in borrowing as well as an increase in repayments relating to the LoanCore loan.

We are in the process of completing the renovation of the SLS Las Vegas. During the years ended December 31, 2013 and 2012, capital expenditures, including amounts in accounts payable and accrued expenses, totaled $113.8 million and $14.0 million, respectively, and were primarily incurred for the ongoing construction and renovation of the SLS Las Vegas. The Company estimates capital expenditures will total at least $238.8 million during the year ending December 31, 2014. This is expected to comprise of approximately $164.6 million relating to the completion of construction through the opening of the SLS Las Vegas in the third quarter of 2014 and approximately $74.2 million for furniture, fixtures and equipment to outfit the SLS Las Vegas prior to its opening. In addition, the SLS Las Vegas will have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We will also need to make capital expenditures to comply with applicable laws and regulations.

External Sources of Liquidity

On May 2, 2012, Holdings entered into the Senior Construction Facility. Borrowings under the Senior Construction Facility became available only upon the Company arranging subordinated financing for a minimum of $115.0 million.

In May 2013, Holdings entered into the EB-5 Tranche 2 Loan. In July 2013, the Senior Construction Facility was reduced by $50.0 million to $250.0 million. In August 2013, the Senior Construction Facility was released from escrow.

The Company has both short-term and long-term liquidity requirements as described in more detail below.

Short-Term Liquidity Requirements: We generally consider our short-term liquidity requirements to consist of those expenses that are expected to be incurred within the next 12 months and believe those requirements consist primarily of funds necessary to complete the construction of the SLS Las Vegas, to finance pre-opening costs and to meet post-opening operational costs as well as financing costs. We expect our short-term liquidity requirements to be approximately $269.0 million.

We expect to meet our short-term liquidity needs through borrowings from the Senior and Junior Construction Facilities. We believe that this source of capital will be sufficient to meet our short-term liquidity requirements. Stockbridge Fund III has confirmed to the Company that it has the intent to provide sufficient funds to the Company, if necessary and if unavailable through other sources, through December 31, 2014 up to a maximum of $40.0 million to enable the Company to pay its obligations as they become due. The Company’s ability to pay its obligations as they become due through December 31, 2014 is dependent upon achieving budgets and forecasts for the period, including those related to the renovation of the SLS Las Vegas.

Long-Term Liquidity Requirements: We generally consider our long-term liquidity requirements to consist of those expenses that are expected to be incurred beyond the next 12 months and believe these requirements consist primarily of funds necessary to finance ongoing operational costs.

We intend to satisfy our long-term liquidity requirements with a revolving credit facility and operating cash flows generated by the SLS Las Vegas, although we cannot assure you that we will be able to obtain a revolving credit facility or that operating cash flows upon commencement of operations will be sufficient. As a requirement of our Senior Construction Facility, interest expense payable during the first six months of operations will be reserved in advance. Subsequent to the first six month period, Holdings will be required to generate sufficient cash flow to pay the current interest due on the outstanding borrowings. Since the interest rate for the Senior Construction Facility is based on a spread to LIBOR, the Company will have a variable interest obligation that may cause volatility in our cash flows. Because the SLS Las Vegas will be a new property, we do not have a history of operations and we cannot predict whether our cash flow will be sufficient to meet our needs.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. We and an affiliate of SBE have each guaranteed the monetary compensation obligations of the Hotel Operator with respect to severance and compensation arrangements under the employment agreement between the Hotel Operator and Robert L. Oseland, II. In connection with the securities offerings by SLS Lender LLC and SLS Tranche 1 Lender, LLC which provided the funds for the EB-5 Tranche 2 Loan and the EB-5 Tranche 1 Loan, respectively, we have indemnified SLS Lender LLC and SLS Tranche 1 Lender, LLC and certain agents involved in the offerings against certain liabilities that may arise related to the offerings and the loans. We also enter into customary guaranties and indemnities in the ordinary course of business.

Contractual Obligations and Commitments

We have loan obligations that we record as liabilities in our Consolidated Financial Statements. We also enter into other purchase commitments and other executory contracts that are not recognized as liabilities until services are performed or goods are received. The following table summarizes our contractual obligations and other commitments:

As of March 31, 2014 (in thousands):

Total (in thousands)	Total	Within 1 year	1 – 3 years	3-5 years	More than 5 years
Long-term debt	$508,000	$—	$—	$508,000	$—
Estimated interest payments on long-term debt	69,292	21,500	43,000	4,792	—
Hotel management agreement	60	9	25	26	—
Purchase obligations	13,598	4,533	9,065	—	—
Construction commitments	72,191	72,191	—	—	—

Total	$663,141	$98,233	$52,090	$512,818	$0

As of December 31, 2013 (in thousands):

Total (in thousands)	Total	Within 1 year	1 – 3 years	3-5 years	More than 5 years
Long-term debt	$450,000	$—	$—	$450,000	$—
Estimated interest payments on long-term debt	167,500	33,500	67,000	67,000	—
Hotel management agreement	56,920	6,430	24,570	25,920	—
Operating lease obligations	—	—	—	—	—
Purchase obligations	74,180	74,180	—	—	—
Construction commitments	194,865	194,865	—	—	—

Total	$943,465	$308,975	$91,570	$542,920	$—

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. The outstanding debt under our various debt facilities has variable interest rates. As of December 31, 2013, an increase in market rates of interest by 1.0% would have increased our annual interest expense by $2.5 million.

ITEM 3. PROPERTIES

We own approximately 17.5 acres of land where the SLS Las Vegas is located.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with regard to the beneficial ownership of our membership interests as of June 30, 2014 for (i) each person who owned beneficially more than 5% of our Class A Membership Interests, which comprise our outstanding voting securities, (ii) each of our directors, (iii) each of our named executive officers and (iv) all directors and executive officers as a group. Except as otherwise indicated, each such person has sole voting and dispositive power with respect to the membership interests shown as beneficially owned by it. The following table also sets forth certain additional information with regard to the ownership of our Class B Membership Interests, which comprise our outstanding non-voting securities. The Limited Liability Company Agreement does not provide for units of membership. Each member owns 100% of the class of membership interests held by it as set forth below:

Name of Beneficial Owner	Percentage Ownership of Class A (Voting) Membership Interests	Percentage Ownership of Class B (Non-Voting) Membership Interests
Stockbridge/SBE Voteco Company, LLC(1)	100%	—
Stockbridge/SBE Intermediate Company, LLC(2)	—	100%
Terrence E. Fancher(1)(3)	—	—
Sam Nazarian(3)	—	—
Suzanne M. Hay(3)	—	—
Julia A. McCullough(3)	—	—
Robert L. Oseland, II(3)	—	—
Gabriel Frumusanu(3)	—	—
Members of the Board and executive officers as a group (6 total)(1)	—	—

(1)	Stockbridge/SBE Voteco Company, LLC holds 100% of the Company’s Class A Membership Interests. Mr. Fancher is the sole member of Stockbridge/SBE Voteco Company, LLC and is the natural person who has sole voting and dispositive power with respect to the Class A Membership Interests. Mr. Fancher may be deemed to have beneficial ownership of the Class A Membership Interests held by Stockbridge/SBE Voteco Company, LLC; however, Mr. Fancher disclaims beneficial ownership of the Class A Membership Interests. The business address of Stockbridge/SBE Voteco Company, LLC is 4 Embarcadero Center, Suite 3300, San Francisco, CA 94111 Attention: Terrence E. Fancher.
(2)	Stockbridge/SBE Intermediate Company, LLC holds 100% of the Company’s Class B Membership Interests, which have 100% of the economic interests in the Company, but do not have any voting rights. Stockbridge Fund II LV Investment LLC, Stockbridge Fund D LV Investment LLC, Stockbridge Fund II E LV Investment LLC, Stockbridge Fund II Co-Investors LV Investment LLC and Stockbridge Fund III LV Investment, LLC (collectively, the “Stockbridge Funds”), SBE Las Vegas Holdings I, LLC and AREFIN Sahara Equity LLC constitute the members of Stockbridge/SBE Intermediate Company, LLC. Each of the Stockbridge Funds, SBE Las Vegas Holdings I, LLC and AREFIN Sahara Equity LLC disclaims beneficial ownership of the Class B Membership Interests. Stockbridge/SBE Voteco Company, LLC is the sole manager of Stockbridge/SBE Intermediate Company, LLC and has sole dispositive power with respect to the Class B Membership Interests. Mr. Fancher, as sole member of Stockbridge/SBE Voteco Company, LLC, is the natural person who has sole dispositive power with respect to the Class B Membership Interests. Mr. Fancher may be deemed to have beneficial ownership of the Class B Membership Interests held by Stockbridge/SBE Voteco Company, LLC; however, Mr. Fancher disclaims beneficial ownership of the Class B Membership Interests. The business address of Stockbridge/SBE Intermediate Company, LLC is 4 Embarcadero Center, Suite 3300, San Francisco, CA 94111 Attention: Terrence E. Fancher.
(3)	The business address of each of Mr. Fancher, Mr. Nazarian, Ms. Hay, Ms. McCullough, Mr. Oseland and Mr. Frumusanu is c/o Stockbridge/SBE Investment Company, LLC, 2535 Las Vegas Boulevard South, Las Vegas, NV 89109.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our Board and executive officers.

Name	Age	Position
Terrence E. Fancher	60	Chief Executive Officer, Director
Robert L. Oseland, II	48	President and Chief Operating Officer
Gabriel Frumusanu	36	Vice President of Finance
Sam Nazarian	38	Director
Suzanne M. Hay	42	Director
Julia A. McCullough	60	Director

Terrence E. Fancher has been a member of our Board since May 2012 and has served as our Chief Executive Officer since May 2014. Mr. Fancher is the founding principal of Stockbridge Capital Group, LLC (“Stockbridge Capital”), which he founded in 2003. He is responsible for supervising the investment activities of Stockbridge Capital’s three commingled real estate opportunity funds, which together with related co-investment vehicles, have over $2.7 billion in capital commitments, principally from major public pension funds. Mr. Fancher has 27 years of real estate industry experience. From 1989 to 2000, he headed the Real Estate Investment Banking Group at PaineWebber. Mr. Fancher supervised initial public offerings, other equity capital raising transactions exceeding $30.0 billion for real estate and lodging companies throughout the U.S. Mr. Fancher graduated from Harvard College with an A.B. in Economics, Harvard Graduate School of Business Administration with an M.B.A., and Harvard Law School with a J.D. Mr. Fancher brings his many years of extensive experience in the real estate industry to the Board.

Robert L. Oseland, II has served as our President and Chief Operating Officer since May 2014 and has been employed by our affiliates since January 2012. Prior to becoming the President and Chief Operating Officer of the Company, Mr. Oseland was employed by the Hotel Operator as President and Chief Operating Officer of the Project. Beginning in 2001, Mr. Oseland served as chief operating officer of Wynn Resorts, Ltd., focusing on market analysis, concept development and building the company’s senior team. In 2005, Mr. Oseland became executive vice president of casino operations and marketing for Wynn Las Vegas, Ltd., taking a leadership role over the property’s casino division while overseeing more than 2,000 employees. From 2008 to 2011, Mr. Oseland served as chief operating officer of Encore Las Vegas, where he spearheaded the design, development and execution of the property’s 4,000,000 square feet of hotel, casino, restaurant, nightclub and retail space. Mr. Oseland has over 20 years of experience in the Las Vegas hospitality and gaming business, including several senior executive positions with Wynn Resorts, Ltd. and Bellagio Resorts.

Gabriel Frumusanu has served as our Vice President of Finance since May 2014. From 2011 to 2013, Mr. Frumusanu served as “Director of Finance Hollywood Casino Toledo” for Penn National Gaming and from 2008 to 2011, he served as financial controller of Station Casinos LLC. Mr. Frumusanu served as a reconnaissance Marine in the United States Marine Corps and holds a B.S./B.A. in Accounting from UNLV. Mr. Frumusanu has experience in analyzing financial information and preparing financial reports to determine and maintain records of assets, liabilities, income, profit and loss, tax liability and other financial activities. Mr. Frumusanu brings over eight years of hospitality and gaming experience to the SLS Las Vegas.

Sam Nazarian has been a member of our Board since May 2012. In 2002, Mr. Nazarian founded SBE, a vertically integrated hospitality company that owns and/or operates hotels, restaurants and nightclubs in Los Angeles, Las Vegas, Miami and internationally, and he is currently its chief executive officer. In 2008, Mr. Nazarian opened the flagship location of the SLS Hotel brand in Beverly Hills, California to complement SBE’s restaurant and nightlife concepts which included The Bazaar by José Andrés, which first opened in the SLS Beverly Hills Hotel, Katsuya by Starck, the Abbey and Hyde Lounge. Since 2008, SBE has focused on the domestic and international expansion of its brands, resulting in current holdings of dozens of award-winning hotel, restaurant and nightlife destinations. Mr. Nazarian has received numerous accolades as result of the success of SBE, including Hotelier of the Year in 2012 and 2013 from HotelChatter.com, the 2012 Mondavi Wine & Food Award and induction into the Nightclub Hall of Fame in 2013. Mr. Nazarian brings his many years of experience in the hospitality and restaurant industries to the Board.

Suzanne M. Hay has been a member of our Board since May 2012. Ms. Hay is currently a project manager for Corporation Service Company. Ms. Hay serves as a director of several entities whose operations are limited to specific assets. Ms. Hay received a combined B.S. in Accounting and Business Administration with a concentration in Finance in 1994 and her M.S. in Accounting in 1995, both from the University of Delaware. Ms. Hay brings to the Board her many years of experience as an independent director for investment companies.

Julia McCullough has been a member of our Board since May 2012. Ms. McCullough is currently a compliance specialist at Corporation Service Company and has been employed with Corporation Service Company since 2003, initially as part of the marketing team. In 2005, Ms. McCullough joined the independent director group of Corporation Service Company and has served as an independent director since. Prior to joining Corporation Service Company, Ms. McCullough preformed paralegal duties in York, Pennsylvania for an attorney whose primary focus is real estate transactions. Also in York, PA, Ms. McCullough was the night auditor for the Yorktowne Hotel. Ms. McCullough received her degree in Marketing from York College of Pennsylvania. She also held a real estate license in Pennsylvania and has been a notary public for over 20 years, first in Pennsylvania and currently in Delaware. Ms. McCullough brings her many years of experience as an independent director and her extensive experience in the real estate industry to the Board.

ITEM 6. EXECUTIVE COMPENSATION

Holdings, our wholly-owned subsidiary and the parent of SB Gaming, purchased the Sahara in 2007 and subsequently closed it in May 2011. Since the closing of the Sahara, we have invested primarily all of our time and resources into our redevelopment of the Property. Because we, through Holdings and SB Gaming, have not previously operated the SLS Las Vegas, we do not have a history of executive officer compensation practices for preceding fiscal years.

Neither the compensation paid to our executive officers during the operation of the Sahara nor the compensation paid by the Hotel Operator to its executive officers is necessarily indicative of how we compensate, or intend to compensate, our executive officers. Terrence E. Fancher, our chief executive officer has not received, and is not expected to receive, compensation for his services. The Company does not intend to enter into an employment agreement with Mr. Fancher. Robert L. Oseland, II and Gabriel Frumusanu, who have historically been employed by the Hotel Operator, are executive officers of the Company and of SB Gaming. The Company has not paid any compensation to Messrs. Oseland and Frumusanu. On June 14, 2014, the Hotel Operator and SB Gaming entered into an employment agreement with Mr. Oseland pursuant to which Mr. Oseland will serve as the President and Chief Operating Officer of SLS Las Vegas. On June 16, 2014, the Hotel Operator and SB Gaming entered into the Employee Lease Agreement pursuant to which the Hotel Operator will furnish employees to SB Gaming as SB Gaming may reasonably request from time to time for the gaming operations of the casino (these employees are called the “assigned employees”). The Employee Lease Agreement provides that, with respect to services performed by the assigned employees on behalf of SB Gaming, SB Gaming will reimburse the Hotel Operator for all of the actual wages, bonuses and other costs (including taxes, benefits, insurance, etc.) incurred by the Hotel Operator with respect to such assigned employees. Pursuant to the Employee Lease Agreement, SB Gaming will reimburse the Hotel Operator for the portion of compensation payable to each of Mr. Oseland and Mr. Frumusanu in proportion to the time spent by each individual on gaming operations as a fraction of the total time spent by each individual on gaming operations and hotel operations combined at the SLS Las Vegas.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

The Limited Liability Company Agreement provides that so long as the Senior Construction Facility and the Junior Construction Facility are outstanding, the Company must at all times maintain an arm’s length relationship with its affiliates and prohibits entry into transactions with its members or member’s affiliates except for affiliate agreements or otherwise in the ordinary course of its business and on terms which are intrinsically fair and no less favorable to it than would be obtained in a comparable arm’s-length transaction with an unrelated third party. The Company has instituted procedures to ensure compliance with this policy.

Holdings and the Hotel Operator, an affiliate of SBE, of which Sam Nazarian is chairman and chief executive officer, entered into the Hotel Management Agreement, which provides for the management by the Hotel Operator of the hotel, food and beverage and retail operations at the SLS Las Vegas. For the year ended December 31, 2013, the Hotel Operator incurred payroll-related costs on behalf of the Company of approximately $5.4 million. As of December 31, 2013, payroll-related costs of approximately $287,000 were payable to the Hotel Operator. See “Business—Agreements Governing the Operation of the SLS Las Vegas—Amended and Restated Management Agreement.”

In April 2011, Holdings and the Development Manager, an affiliate of SBE, of which Sam Nazarian is chairman and chief executive officer, entered into the Development Agreement, which provides for the management of designing, scheduling, budgeting, permitting, constructing and completing the redevelopment of the Property and the SLS Las Vegas by the Development Manager. For the year ended December 31, 2013, Holdings incurred development management fees totaling $3.6 million, which amounts have been capitalized, and $0 was payable to the Development Manager as of December 31, 2013. For the year ended December 31, 2013, the Development Manager incurred payroll-related costs totaling approximately $486,000 and payroll-related costs of approximately $7,400 were payable to the Development Manager as of December 31, 2013. See “Business—Agreements Governing the Operation of the SLS Las Vegas—Amended and Restated Development Management Agreement.”

For the years ended December 31, 2013, 2012 and 2011, the Company and its subsidiaries incurred costs totaling $1.7 million, $1.2 million and $1.5 million, respectively, for asset management and travel related and other reimbursable expenses that Stockbridge paid and charged back to the Company and/or its subsidiaries. As of December 31, 2013 and 2012, $90,240 and $191,067, respectively, was payable to Stockbridge.

For the years ended December 31, 2013, 2012 and 2011, the Company and its subsidiaries incurred costs totaling $1.8 million, $680,939 and $1.5 million, respectively, for management and travel related and other reimbursable expenses that SBE paid and charged back to the Company and/or its subsidiaries. As of December 31, 2013 and 2012, $184,858 and $43,634, respectively, was payable to SBE. For the year ended December 31, 2011, the Company incurred costs totaling $617,498 for services performed by SBE related to the closing of the Sahara.

Director Independence

Messrs. Fancher and Nazarian are not independent directors, as determined under the rules of the New York Stock Exchange for listed companies. Ms. Hay and Ms. McCullough are independent directors, as determined under the Limited Liability Company Agreement, and as determined under the rules of the New York Stock Exchange for listed companies. However, Ms. Hay and Ms. McCullough are entitled to participate only in specified limited actions under the terms of the Limited Liability Company Agreement. See “Agreements Governing the Operation of the SLS Las Vegas – Limited Liability Company Agreement.” The Board does not have a separately designated audit, nominating or compensation committee.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There currently is no established public trading market for our membership interests. As of June 30, 2014, none of our membership interests were subject to any outstanding options or warrants, and we had not issued any securities convertible into our membership interests. As of June 30, 2014, none of our membership interests could be sold under Rule 144 of the Securities Act of 1933, as amended.

Holders

As of June 30, 2014, there was one holder of record of our Class A Membership Interests and one holder of record of our Class B Membership Interests.

Dividends

We have not in the past paid cash distributions on our membership interests.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Classes of Membership Interests

We have two classes of membership interests: Class A Membership Interests and Class B Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by our members. Holders of Class B Membership Interests do not have any right to vote, except as provided by law.

Additional Capital Contributions

The Limited Liability Company Agreement provides that if we receive a request from Holdings stating that a determination has been made that cash receipts from the SLS Las Vegas are insufficient to pay specified necessary costs, then the Class A Member will issue to the Class B Member a capital call notice and the Class B Member will fund the total funds specified by such notice.

Allocations and Distributions

The Limited Liability Company Agreement provides that the Company’s profits and losses are allocated to the Class B Member. To the extent not prohibited by the terms of any financing agreement to which the Company is a party and subject to applicable law, under the Limited Liability Company Agreement, the Company is required to make distributions to the extent it receives distributions from Holdings, 100% of which shall be made to the Class B Member.

Restrictions on Transfer

Our members generally are prohibited from transferring or encumbering our membership interests without the prior written consent of our Class A Member. Furthermore, no transfer may be made unless certain general conditions are met, including that the transfer complies with the Nevada Act and is approved, to the extent required, by the Nevada Regulatory Authorities.

Distributions Upon Liquidation

We may be dissolved upon certain events, including at the election of the members. In the event of dissolution of the Company, all of the cash proceeds from the liquidation, after payment of our liabilities, will be distributed to the Class B Member.

No Sinking Fund Provisions or Rights to Redemption or Conversion

Holders of Class A Membership Interests or Class B Membership Interests have no redemption rights or conversion rights and do not benefit from any sinking fund.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Limited Liability Company Agreement provides that neither our members nor our directors, nor the affiliates and agents of any member or director, affiliate or the Company (collectively, “indemnitees”) will be liable to the Company or any of our members for any act or omission if: (a) the act or omission was in good faith, within the scope of such indemnitee’s authority, and (b) the conduct of such person did not constitute gross negligence or willful misconduct.

The Company will indemnify, defend and hold harmless any indemnitee to the fullest extent permitted by law against any personal liability, claim, loss, damage, cost or expenses, including reasonable attorneys’ fees and expenses, incurred by such indemnitee by reason of any act or omission which is within the scope of its authority and which is performed or omitted in good faith and without gross negligence or willful misconduct on its part.

The Limited Liability Company Agreement also provides that each member (each an “indemnitor”) indemnifies the other member for any losses and liabilities (including reasonable attorneys’ fees) incurred by such member in connection with its membership in the Company (whether as a result of a decline in value of such member’s interest or otherwise) to the extent such losses and liabilities arise out of the bad faith, gross negligence or willful misconduct of the indemnitor.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements beginning on page F-0.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

See the Index to Financial Statements beginning on page F-0.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit No.	Description

3.1†	Certificate of Formation, dated as of April 13, 2012, for Stockbridge/SBE Investment Company, LLC

3.2	Limited Liability Company Agreement, dated as of May 2, 2012, for Stockbridge/SBE Investment Company, LLC

3.3	First Amendment to Limited Liability Company Agreement, dated as of February 21, 2014, for Stockbridge/SBE Investment Company, LLC

3.4	Second Amendment to Limited Liability Company Agreement, dated as of May 1, 2014, for Stockbridge/SBE Investment Company, LLC

10.1*	Second Amended and Restated Management Agreement, dated as of June 16, 2014, by and between Stockbridge/SBE Holdings, LLC and SBEHG Las Vegas I, LLC

10.2*	Casino License Agreement, dated as of June 16, 2014, by and between Stockbridge/SBE Holdings, LLC and SB Gaming, LLC

10.3*	Credit Agreement, dated as of May 2, 2012, by and among Stockbridge/SBE Holdings, LLC, Stockbridge/SBE Investment Company, LLC, the other guarantors party thereto from time to time, the lenders party thereto, J.P. Morgan Securities LLC, KeyCorp Real Estate Capital Markets, Inc., and Union Gaming Advisors, LLC

10.4*	Amendment No. 1, dated as of January 31, 2013, by and among Stockbridge/SBE Holdings, LLC, Stockbridge/SBE Investment Company, LLC, KeyCorp Real Estate Capital Markets, Inc. (as to Sections 1, 3 and 4 therein), and KeyBank National Association (as to Section 2 therein)

10.5*	Amendment No. 2, dated as of July 25, 2013, by and among Stockbridge/SBE Holdings, LLC, Stockbridge/SBE Investment Company, LLC, Stockbridge Real Estate Fund III-A, LP (as to Section 4 therein), Stockbridge Real Estate Fund III-C, LP (as to Section 4 therein), SBE Entertainment Group, LLC (as to Section 4 therein), KeyCorp Real Estate Capital Markets, Inc. (as to Sections 1, 3 and 4 therein), KeyBank National Association (as to Section 2 therein), and SLS Lender, LLC (as to Section 3(k) therein)

10.6*	Loan Agreement, dated as of May 1, 2013, by and between Stockbridge/SBE Holdings, LLC and SLS Lender, LLC

10.7*	Amendment No. 1, dated as of August 1, 2013, by and between Stockbridge/SBE Holdings, LLC and SLS Lender, LLC

10.8*	Loan Agreement, dated as of January 30, 2014, by and between Stockbridge/SBE Holdings, LLC and SLS Tranche 1 Lender, LLC

10.9*	Amended and Restated Development Management Agreement, dated as of April 1, 2011, by and between Stockbridge/SBE Holdings, LLC and SBE Las Vegas Redevelopment I, LLC

10.10	Non-Exclusive SLS Brand License Agreement (Affiliate Managed), dated as of April 1, 2011, by and between SBE Hotel Licensing, LLC and Stockbridge/SBE Holdings, LLC

10.11*	Agreement Between Owner and Contractor, dated as of February 5, 2013, by and between Stockbridge/SBE Holdings, LLC and PENTA Building Group, LLC

10.12*	Employment Agreement, dated as of June 14, 2014, by and among SBEHG Las Vegas I, LLC, SB Gaming, LLC, Robert L. Oseland II, Stockbridge/SBE Holdings, LLC, Stockbridge Real Estate Fund III-A, LP and Stockbridge Real Estate Fund III-C, LP

10.13	Employee Lease Agreement, dated as of June 16, 2014, by and among SBEHG Las Vegas I, LLC, SB Gaming, LLC and, solely as to Articles 9 and 18 thereof, Stockbridge/SBE Holdings, LLC

21.1†	Subsidiaries of the Registrant

*	To be filed by amendment.
†	Previously filed.

Stockbridge/SBE Investment Company, LLC

Report of Independent Registered Public Accounting Firm

To the Members of Stockbridge/SBE Investment Company, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members’ equity, and of cash flows present fairly, in all material respects, the financial position of Stockbridge/SBE Investment Company, LLC (the “Company”) and its subsidiary at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company ceased its casino and hotel operations on May 16, 2011 and closed the property. Accordingly, the Company does not generate cash flow from operations. See Note 1 to the consolidated financial statements. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada

May 5, 2014

Stockbridge/SBE Investment Company, LLC

Consolidated Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
Current assets
Cash and cash equivalents	$2,583,776	$312,112
Restricted cash	4,435,345	4,254,909
Accounts receivable	179,028	200,853
Prepaid expenses and other current assets	675,949	452,294

Total current assets	7,874,098	5,220,168
Restricted cash	287,803,656	285,120,269
Property and equipment, net (Note 6)	79,815,396	76,901,444
Development in progress (Note 6)	178,860,469	65,045,463
Deferred financing costs, net (Note 6)	33,904,268	19,981,821
Other assets	298,638	64,851

Total assets	$588,556,525	$452,334,016

Liabilities and Members’ Equity
Current liabilities
Loans payable	$—	$36,773,333
Accounts payable and accrued expenses	34,524,769	3,442,285
Due to related parties, net (Note 6)	569,279	892,168

Total current liabilities	35,094,048	41,107,786
Loans payable	450,000,000	300,000,000
Other long term liabilities	9,517,444	—

Total liabilities	494,611,492	341,107,786
Commitments and contingencies (Note 8)
Members’ equity	93,945,033	111,226,230

Total liabilities and members’ equity	$588,556,525	$452,334,016

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Operations

Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Revenues
Casino	$—	$—	$8,715,680
Rooms	—	—	5,494,570
Food and beverage	—	—	3,669,668
Other	165,741	106,329	2,450,968

Gross revenues	165,741	106,329	20,330,886
Less: promotional allowances	—	—	(1,916,946)

Net revenues	165,741	106,329	18,413,940

Operating expenses
Casino	—	—	4,569,137
Rooms	—	—	3,579,590
Food and beverage	—	—	3,754,115
Other	—	—	1,040,285
Selling, general and administrative (Note 6)	15,245,999	4,711,410	13,638,803
Management fees (Note 6)	585,363	279,193	1,759,677
Depreciation	392,314	179,531	678,338
Gain on disposal of property and equipment	—	—	(685,892)

Total operating expenses	16,223,676	5,170,134	28,334,053

Operating loss	(16,057,935)	(5,063,805)	(9,920,113)

Other income (expense)
Gain on restructured debt	—	—	161,193,078
Loss on early retirement of debt	(5,465,834)	—	—
Interest income	191,426	125,892	3,096
Interest expense, net of capitalized interest	(38,154,936)	(28,060,828)	(9,256,667)

Total other (expense) income	(43,429,344)	(27,934,936)	151,939,507

Net (loss) income	$(59,487,279)	$(32,998,741)	$142,019,394

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2013, 2012 and 2011

Balance, December 31, 2010	$(153,288,356)
Contributions from members	95,622,307
Distributions to members	(10,273,246)
Conversion of priority loans	800,067
Net income	142,019,394

Balance, December 31, 2011	74,880,166
Contributions from members	69,345,477
Distributions to members	(672)
Net loss	(32,998,741)

Balance, December 31, 2012	111,226,230
Contributions from members	42,207,750
Distributions to members	(1,668)
Net loss	(59,487,279)

Balance, December 31, 2013	$93,945,033

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Cash flows from operating activities
Net loss (income)	$(59,487,279)	$(32,998,741)	$142,019,394
Adjustments to reconcile net loss (income) to net cash used in operating activities
Depreciation	392,314	179,531	678,338
Amortization of deferred financing costs	6,010,326	2,838,872	—
Gain on disposal of property and equipment	—	—	(685,892)
Gain on restructured debt	—	—	(161,193,078)
Loss on early retirement of debt	5,465,834	—	—
Allowance for doubtful accounts		—	(23,663)
Reserve for inventory obsolescence		—	(6,410)
Prepayment premium on early retirement of debt	(1,500,000)	—	—
Changes in operating assets and liabilities
Accounts receivable	21,825	(140,681)	1,496,479
Inventories	—	—	540,388
Prepaid expenses and other current assets	(477,305)	(641,764)	840,707
Other assets	(233,787)	54,213	68,497
Accounts payable and accrued expenses	1,487,136	60,890	4,267,910
Due to related parties, net	84,050	247,660	(2,334,409)
Other long term liabilities	234,278	—	—

Net cash used in operating activities	(48,002,608)	(30,400,020)	(14,331,739)

Cash flows from investing activities
Proceeds from disposal of property and equipment	—	—	1,549,999
Purchases of property and equipment	(1,866,300)	(127,301)	(72,142)
Payments for development in progress	(88,709,277)	(13,507,257)	(11,297,162)
Increase in restricted cash	(2,863,823)	(288,444,742)	(930,436)

Net cash used in investing activities	(93,439,400)	(302,079,300)	(10,749,741)

Cash flows from financing activities
Contributions from member	42,207,750	69,345,477	36,217,980
Distributions to member	(1,668)	(672)	(10,273,246)
Payments for financing costs	(11,719,077)	(22,397,918)	(1,702,924)
Proceeds from loan payable	—	300,000,000	—
Proceeds from EB-5 loan payable	200,000,000	—	—
Payments on loans payable	(86,773,333)	(14,776,667)	(2,460,000)
Payments on capital lease obligations	—	—	(294,218)

Net cash provided by financing activities	143,713,672	332,170,220	21,487,592

Net increase (decrease) in cash and cash equivalents	2,271,664	(309,100)	(3,593,888)
Cash and cash equivalents, beginning of year	312,112	621,212	4,215,100

Cash and cash equivalents, end of year	$2,583,776	$312,112	$621,212

Supplemental cash flow disclosure
Cash paid during the year for interest, net of interest capitalized	$30,741,610	$25,178,702	$—

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Supplemental disclosure of non-cash investing and financing activities
Priority loans converted to equity	$—	$—	$800,067
Contributions from members	$—	$—	$59,404,327
Amounts included in due to related parties, net capitalized to development in progress	$57,167	$406,400	$414,396
Amounts included in due to related parties, net capitalized to property and equipment, net	$—	$2,706	$—
Amounts included in due to related parties, net capitalized to deferred financing costs, net	$—	$55,000	$—
Amounts included in accounts payable and accrued expenses capitalized to development in progress	$26,465,511	$1,358,404	$1,372,237
Amounts included in accounts payable and accrued expenses capitalized to deferred financing costs, net	$3,319,139	$367,775	$—
Amounts included in accounts payable and accrued expenses for prepaid expenses and other current assets	$115,157	$20,952	$—
Amounts included in accounts payable and accrued expenses capitalized to property and equipment, net	$1,442,672	$—	$—
Amounts included in other long term liabilities capitalized to deferred financing costs, net	$9,283,166	$—	$—
Amortization of prepaid expenses capitalized to development in progress	$347,855	$543,641	$191,511

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

1.	Organization

Stockbridge/SBE Investment Company, LLC (the “Company”), a Delaware limited liability company, was formed on April 13, 2012 for the purpose of investing in Stockbridge/SBE Holdings, LLC (“Holdings”), a Delaware limited liability company, the owner of the property formerly known as Sahara Hotel and Casino in Las Vegas, Nevada (the “Property”).

The Company has two members: the Class A member is Stockbridge/SBE Voteco Company, LLC (“Voteco”), a Delaware limited liability company formed on April 13, 2012, which holds 100% of the voting rights with no economic interest in the Company; and the Class B member is Stockbridge/SBE Intermediate Company, LLC (“Intermediateco”), a Delaware limited liability company formed on April 23, 2012, which holds 100% of the economic interest with no voting rights in the Company.

Prior to June 20, 2011, Holdings was owned by Stockbridge Fund II Co-Investors LV Investment, LLC (the “Co-Investors Fund”); Stockbridge Fund II LV Investment, LLC, Stockbridge Fund II D LV Investment, LLC, Stockbridge Fund II E LV Investment, LLC and Stockbridge Fund III LV Investment, LLC (“Stockbridge Fund III”) (collectively, “Stockbridge”), all Delaware limited liability companies; and SBE Las Vegas Holdings I, LLC (“SBE”), a Delaware limited liability company. On June 20, 2011, Holdings’ operating agreement (the “Holdings Agreement”) was amended and restated, pursuant to which AREFIN Sahara Equity LLC (“AREA”) was admitted as a member of Holdings, and holds no economic interest In Holdings. Collectively, Stockbridge, SBE and AREA are the “Initial Holdings Members”.

As of December 31, 2010, Stockbridge and SBE owned 90% and 10%, respectively, of Holdings. On May 2, 2012, Initial Holdings Members, Intermediateco and the Company entered into a contribution agreement (the “Contribution Agreement”), pursuant to which the Initial Holdings Members were admitted as members of Intermediateco, contributed their limited liability company interests in Holdings to Intermediateco and ceased being members of Holdings. As of December 31, 2013 and 2012, Stockbridge and SBE owned 90% and 10%, respectively, of Intermediateco. In addition, pursuant to the Contribution Agreement, Intermediateco was admitted as a member of the Company, and the Company became the sole member of Holdings (the “Reorganization”). Due to the common control of Holdings, the Company and Intermediateco, the Reorganization was accounted for as a reorganization of entities under common control in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Accordingly, the consolidated financial statements of the Company for all periods are presented as if the Reorganization occurred at the beginning of the earliest period presented.

Distributable cash and allocations of profits and losses are made to the members of the Company pursuant to its operating agreement.

Acquisition of the Property

On August 1, 2007, Holdings acquired the Property (the “Acquisition”) for total consideration of $354,269,478, inclusive of closing costs. Holdings provided gaming and lodging amenities (the “Casino and Hotel Operations”), which were managed by various parties under certain management or lease agreements (Note 6). Holdings had planned to renovate and reposition the Property (the “Renovation Project”); however, in August 2009, the Renovation Project was suspended due to the market conditions in Las Vegas. Holdings ceased its Casino and Hotel Operations on May 16, 2011 and closed the Property (the “Closure”). In connection with the termination of the Casino and Hotel Operations, management determined that it would be appropriate to recommence the Renovation Project in September 2011.

The Company has not generated sufficient cash flows from operations to meet its obligations. Historically, the Company has met these operating shortfall requirements principally with contributions from Stockbridge and SBE. On May 2, 2012, the Company secured a $300,000,000 senior construction facility (the “Senior Construction Facility”) (Note 5) that was arranged by J.P. Morgan Securities, LLC (“J.P. Morgan”). The net proceeds of the Senior Construction Facility were deposited into an escrow account administered by KeyCorp Real Estate Capital Markets, Inc. (“KeyCorp”), to be released upon the Company meeting certain conditions, including securing a minimum of $115,000,000 of additional construction financing (the “Junior Construction Facility”) (Note 5). In February 2013, the Company negotiated an early construction start date and deposited $24,361,631 into an escrow account administered by KeyCorp to be used to finance the first six months of construction, while the Junior Construction Facility fundraising was completed (Note 5). The Senior Construction Facility and Junior Construction Facility are collectively the “Construction Facilities”.

Stockbridge Fund III has confirmed to the Company that it has the intent to provide sufficient funds to the Company, if necessary and if unavailable through other sources, through December 31, 2014 up to a maximum of $40,000,000 to enable the Company to pay its obligations as they become due. The Company’s ability to pay its obligations as they become due through December 31, 2014 is dependent upon achieving budgets and forecasts for the period, including those related to the Renovation Project.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Holdings, and Nav-Strip, LLC (“Nav-Strip”). Nav-Strip was initially a wholly-owned subsidiary of Navegante Gaming, LLC (“Navegante”). On December 21, 2011, Navegante assigned its interest in Nav-Strip to Holdings, and Nav-Strip became a wholly-owned subsidiary of Holdings.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of three months or less from the date acquired as cash and cash equivalents.

Restricted Cash

The Company classifies cash that is restricted for specific purposes and is unavailable for general use as restricted cash. Pursuant to the Construction Facilities, the net proceeds were deposited into lender and lender related accounts and have been included in restricted cash in the accompanying consolidated balance sheets. In addition, the Company is required to establish and maintain debt service reserves for its loans payable (Note 5). The debt service reserves have also been included in restricted cash in the accompanying consolidated balance sheets. Substantially all the restricted cash is classified as a noncurrent asset because it will primarily be used to fund the Renovation Project and for the repayment of loans payable.

Accounts Receivable

Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of amounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on a review of customer accounts, historical collection experience and current economic and business conditions. As of December 31, 2013 and 2012, the allowance for doubtful accounts was $0.

Property and Equipment

Property and equipment and major renewals and betterments are stated at cost. Maintenance and repairs that do not materially add value to the asset or prolong its estimated useful life are charged to expense when incurred. Gains or losses on dispositions of property and equipment are recognized in the statements of operations.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	15 - 39 years
Furniture, fixtures and equipment	5 - 7 years
Leasehold improvements	Lease term

For the years ended December 31, 2013 and 2012, the Company did not dispose of any property and equipment. For the year ended December 31, 2011, the Company recognized a gain of $685,892 on the disposal of property and equipment related to the Closure.

Development in Progress

The Company’s capitalization policy for development projects is guided by ASC Topic 835-20 (“ASC 835-20”), Capitalization of Interest, and ASC Topic 970-10, Real Estate – General. The capitalized costs include pre-construction costs essential to the Renovation Project, including design development costs, development fees, real estate taxes, insurance and other costs incurred during the development period. Additionally, in accordance with ASC 835-20, interest costs associated with major construction projects such as the Renovation Project are capitalized as part of the cost of the project. The capitalization period will cease when the Renovation Project is substantially complete. Due to the market conditions in Las Vegas, the Renovation Project was suspended in August 2009 and interest, real estate taxes and insurance were expensed subsequent to August 2009. Feasibility of the Renovation Project improved subsequent to the Closure, and management determined that it would be appropriate to recommence the Renovation Project in September 2011. Accordingly, the Company began capitalizing real estate taxes and insurance as part of the cost of the project commencing in September 2011. In addition, in September 2011, the Company stopped depreciating the building and improvements and reclassified the net book value of the assets of $21,286,363 to development in progress in the accompanying consolidated balance sheets. On May 2, 2012, the Company received funds related to the Senior Construction Facility held in lender-related escrow accounts and began paying the associated interest. Accordingly, the Company began capitalizing interest as part of the cost of the project commencing in May 2012. The amount of interest capitalized was determined by applying the interest rate on the Senior Construction Facility to amounts paid for the Renovation Project until May 1, 2013, when the Company received funds related to the Junior Construction Facility; thereafter, the amount of interest capitalized was determined by using a weighted average cost of debt outstanding. Interest capitalized for the years ended December 31, 2013 and 2012 totaled $5,063,360 and $1,797,673, respectively.

Long-Lived Assets

In accordance with the guidance in ASC Topic 360-10 (“ASC 360-10”), Property, Plant and Equipment, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, before interest, the Company would recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If an impairment was recognized, the reduced carrying amount of the asset would be accounted for as its new cost. Generally, fair values are estimated using a discounted cash flow, direct capitalization or market comparison analysis. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur, which would affect the recorded carrying amounts of the long-lived assets.

The Company conducts a comprehensive review of all long-lived assets in accordance with ASC 360-10, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The process entails the analysis of each asset class for instances where the carrying value exceeds the estimated fair value. As of December 31, 2013, 2012 and 2011, no events or changes in circumstances were identified which would indicate that the carrying value of the long-lived assets was not fully recoverable. Accordingly, no impairment was recorded for the years ended December 31, 2013, 2012 or 2011.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the related debt arrangement. For the years ended December 31, 2013 and 2012, the Company incurred costs related to the Construction Facilities totaling $23,898,607 and $22,820,693, respectively, which have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. As of December 31, 2013 and 2012, accumulated amortization for costs related to Construction Facilities was $8,849,198 and $2,838,872, respectively. Amortization of the costs related to further tranches of the Junior Construction Facility will commence once the financing for the tranche is completed. During the year ended December 31, 2011, deferred financing costs totaling $1,997,248 related to the amendment of the Company’s loan agreement (the “Original Loan”) with The Royal Bank of Scotland PLC were reflected as a reduction of the gain on restructured debt in the accompanying consolidated statements of operations (Note 5).

Revenue Recognition

Casino revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. Rooms, food and beverage and other operating revenues are recognized at the time the related services are performed. Advanced deposits on rooms and advanced ticket sales for entertainment are recorded as accrued liabilities until services are rendered to the customer.

Promotional Allowances

Cash discounts and other cash incentives related to gaming play are recorded as a reduction of gross revenues. In addition, the retail value of accommodations, food and beverage and other services rendered to hotel and casino guests without charge are included in gross revenues and then deducted as promotional allowances.

Frequent Players Program

Prior to the Closure, the Company had established a promotional club (Club Sahara) to encourage repeat business from frequent and active slot machine patrons. Members earned points based on gaming activity and such points could be redeemed for rooms, food and beverage and other retail products available throughout the Property. The Company accrued for points expected to be redeemed for rooms, food and beverage and other retail products as a charge to casino expense. Certain slot activity generated points that could be redeemed for cash. The Company accrued for club points expected to be redeemed for cash as a reduction to casino revenues based upon the estimates for expected redemptions. Upon the Closure, the Company was no longer liable for unredeemed points and the associated liabilities totaling $388,923 were recorded as an adjustment to casino operating expenses for the year ended December 31, 2011 in the accompanying consolidated statements of operations.

Progressive Liability

The Company maintained a number of progressive slot machines. As wagers were made on the respective progressive games, the amount available to win (to be paid out when the appropriate jackpots were hit) increased. The Company had recorded the progressive jackpots as a liability and a charge to casino revenues. Prior to Closure, the Company held a special drawing to distribute the progressive liability to patrons.

Advertising Costs

Costs for advertising are expensed as incurred. For the years ended December 31, 2013, 2012 and 2011, advertising costs included in selling, general and administrative expenses totaled $417,763, $47,728 and $450,537, respectively.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Income Taxes

Prior to 2012, Holdings had elected to be taxed as a partnership for federal and state tax purposes. Taxable income or loss of Holdings flowed through to the Initial Holdings Members and was reported on the Initial Holdings Members’ individual income tax returns. On May 2, 2012, the Company became the sole member of Holdings, thereby making Holdings a disregarded entity for federal and state tax purposes. The Company, as a wholly owned subsidiary of Intermediateco, is treated as a disregarded entity for federal and state tax purposes. Accordingly, no provision for federal and state income taxes is reflected in the accompanying consolidated financial statements.

Fair Value

Fair value in accordance with the guidance in ASC Topic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, is based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. ASC 820-10 clarifies that transaction or selling costs should be excluded when determining fair value, more specifically the exit price.

ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 measurements, which include unadjusted quoted prices within active markets for identical assets or liabilities. The next priority is given to Level 2 measurements, which include quoted prices in markets which are not active or inputs that are observable, either directly or indirectly. The lowest priority is given to Level 3 measurements, which include prices or valuation techniques that require unobservable inputs. The Financial Accounting Standards Board has provided guidance that in certain circumstances inactive markets utilizing unobservable, or Level 3, inputs may be more appropriate than using observable inputs, as asset sales in inactive markets and/or distressed asset sales are not necessarily determinative of fair value. Inactive markets are recognized as those in which there is a significant variance between the bid–ask spread and a significant decrease in trading volume.

Financial Instruments

The Company determines the fair value of financial instruments as required by ASC Topic 825-10, Financial Instruments.

The carrying amounts for cash and cash equivalents, receivables, prepaid expenses and other current assets and accounts payable and accrued expenses approximate their fair values due to their short-term nature.

The Company values its debt on an annual basis, using indicative pricing from market information (Level 2 inputs). The fair value of debt can be affected by, among other things, the availability of capital, interest rates and inflation rates. As a result, determining the fair value involves subjective assumptions and estimates. As of December 31, 2013 and 2012, the carrying amount of the Company’s Senior Construction Facility approximated its fair value. As of December 31, 2012, the carrying amount of the Company’s LoanCore loan (Note 5) approximated its fair value.

The Company has determined that it is not practicable to estimate the fair value of the Junior Construction Facility. The Company is in the process of raising the Junior Construction Facility through the EB-5 Immigrant Investor Pilot Program (“EB-5 Program”), which is administered by the U.S. Citizenship and Immigrations Services (“USCIS”) (Note 5). Under the EB-5 Program, foreign citizens are able to obtain green cards and permanent residence status through approved participation in the program. Since the EB-5 Program, on which the Junior Construction Facility relies, is administered by the federal government and results in benefits to investors that can only be obtained from the federal government, it is not practicable to estimate the fair value, as defined in ASC 820-10, of the Junior Construction Facility.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in excess of FDIC insured limits. The Company believes that it mitigates credit risk by depositing cash with financial institutions that have a high credit rating.

3.	Property and Equipment, Net

Property and equipment consists of the following as of December 31:

	2013	2012
Land and improvements	$76,672,216	$76,672,216
Furniture, fixtures and equipment	4,739,195	1,432,929

Total property and equipment	81,411,411	78,105,145
Less: accumulated depreciation	(1,596,015)	(1,203,701)

Property and equipment, net	$79,815,396	$76,901,444

For the years ended December 31, 2013, 2012 and 2011, depreciation expense totaled $392,314, $179,531 and $678,338, respectively.

In September 2011, management determined that it would be appropriate to recommence the Renovation Project. Accordingly, the Company stopped depreciating the building and improvements and reclassified the net book value of the assets of $21,286,363 to development in progress in the accompanying consolidated balance sheets.

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2013	2012
Development in progress	$26,465,511	$1,358,404
Financing costs	3,319,139	367,775
Property and equipment	1,442,672	—
Other	3,297,447	1,716,105

Total accounts payable and accrued expenses	$34,524,769	$3,442,285

5.	Loans Payable

Loans payable consists of the following as of December 31:

	2013	2012
LoanCore Loan	$—	$36,773,333
Senior Construction Facility	250,000,000	300,000,000
Junior Construction Facility	200,000,000	—

Total loans payable	450,000,000	336,773,333
Less: Current portion of loans payable	—	(36,773,333)

Loans payable, net of current portion	$450,000,000	$300,000,000

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

LoanCore Loan

In August 2007, in connection with the Acquisition, the Company entered into a loan agreement with The Royal Bank of Scotland PLC for $240,000,000 (the “Original Loan”). In April 2011, the Company arranged to purchase the Original Loan for $102,600,000 with $45,000,000 in acquisition financing provided by Jefferies LoanCore, LLC (“LoanCore”). The balance of the purchase price, $57,600,000 and associated fees of $1,804,327, was provided by the Initial Holdings Members. The purchase was structured as a two-stage transaction whereby the Original Loan was first assigned to LoanCore and was subsequently amended to reflect the agreed terms of the financial agreement. Accordingly, on April 22, 2011, an affiliate of the Company completed the acquisition of the Original Loan and simultaneously assigned the Original Loan to LoanCore. On June 20, 2011, the Company completed the amendments of the Original Loan and the principal balance of the Original Loan was reduced to $45,000,000 (the “LoanCore Loan”). In accordance with the guidance in ASC Topic 470-60 (“ASC 470-60”), Troubled Debt Restructurings by Debtors, the Company recognized a gain on restructured debt related to the remaining balance of the Original Loan of $137,400,000 and accrued interest on the Original Loan as of June 20, 2011 of $36,604,653. The fees paid by the Initial Holdings Members of $1,804,327 and other financing costs totaling $1,997,248 (Note 2) were reflected as a reduction to the gain on restructured debt in the accompanying consolidated statements of operations. Pursuant to ASC 470-60, the Company accrued the future interest payments due on the LoanCore Loan through May 1, 2013 totaling $9,010,000, which were also reflected as a reduction to the gain on restructured debt in the accompanying consolidated statements of operations.

The LoanCore Loan bore interest at LIBOR plus 10.00%, with a minimum interest rate of 12.00%, and had an original maturity date of May 1, 2012, with an option to extend the maturity date for an additional twelve-month period, subject to satisfying various conditions. On May 1, 2012, the LoanCore Loan was amended to extend the maturity date to May 1, 2013 and adjust the interest rate to LIBOR plus 11.00%, with a minimum interest rate of 13.00%. Pursuant to the amendment, the Company made principal payments of $5,000,000 each on May 1 and October 1, 2012.

As of December 31, 2012, the outstanding balance of the LoanCore Loan was $36,773,333, which included accrued interest of $1,773,333. During the years ended December 31, 2013, 2012 and 2011, the Company made interest payments on the LoanCore Loan totaling $1,773,333, $4,776,667 and $2,460,000, respectively, which reduced the principal balance. Due to the amendment of the LoanCore Loan, during the years ended December 31, 2013 and 2012, the Company incurred additional interest totaling $104,957 and $514,444, respectively, which has been recorded as interest expense in the accompanying consolidated statements of operations. As of December 31, 2012, accrued interest of $30,139 has been included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

As described above, a portion of the purchase price, together with associated fees, for the financing with LoanCore was provided by contributions from the Initial Holdings Members. Under a unanimous written consent by the Initial Holdings Members dated April 22, 2011, it was resolved that the $59,404,327 contribution on April 22, 2011 be recorded as an equity contribution to the Company.

Simultaneously with completion of the transaction resulting in the LoanCore Loan, the Initial Holdings Members restructured a $48,000,000 loan (the “Initial Holdings Member Loan”) from AREFIN US Investment LLC (“AREFIN”) that was primarily secured by a pledge of the Initial Holdings Members’ partnership interests in Holdings. The restructure of the Initial Holdings Member Loan included, among other things, the extinguishment of the Initial Holdings Member Loan in exchange for a subordinated equity interest in Intermediateco, which is held by AREA, an affiliate of AREFIN.

On February 14, 2013, the Company entered into an additional amendment to the LoanCore Loan to permit the commencement of the renovation of the Property in advance of the repayment of the LoanCore Loan.

On May 1, 2013, the LoanCore Loan matured and the Company repaid the outstanding balance in full, utilizing proceeds from the Junior Construction Facility.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Senior Construction Facility

On May 2, 2012, the Company secured the Senior Construction Facility and entered into an escrow and security agreement (the “Escrow Agreement”) with KeyCorp. The Company paid a closing fee equal to 5.00% of the stated principal amount of the Senior Construction Facility totaling $15,000,000, which has been capitalized as deferred financing costs in the accompanying consolidated balance sheets. The net proceeds of the Senior Construction Facility of $285,000,000 were deposited into an escrow account (the “Escrow Account”) administered by KeyCorp to be released upon the Company meeting certain conditions, including securing a minimum of $115,000,000 through the Junior Construction Facility by November 2, 2012, with an option to extend this date for an additional period of three months. On November 1, 2012, the Company exercised its extension option and deposited $9,966,667 into the Escrow Account representing interest due on the Senior Construction Facility through February 3, 2013.

The Senior Construction Facility bears interest at LIBOR plus 11.00%, with a minimum interest rate of 13.00% and matures on the earlier of (i) May 2, 2017 or (ii) six months prior to the maturity date of the Junior Construction Facility.

On January 31, 2013, the Company entered into the first amendment to the Senior Construction Facility which provided, among other things, that (i) the Senior Construction Facility could be reduced by up to $150,000,000 with proceeds secured from the Junior Construction Facility; (ii) the Company could continue to raise the Junior Construction Facility up to maximum amount of $300,000,000 until February 2014, subject to $150,000,000 being used to reduce the Senior Construction Facility; (iii) the renovation of the Property could commence in advance of the release of the Senior Construction Facility proceeds from escrow; and (iv) the Company could extend the date by which it is required to meet the conditions to release the Senior Construction Facility proceeds from escrow for two additional periods of three months each. On February 4, 2013, the Company exercised its first extension option and deposited $9,750,000 into the Escrow Account representing interest due on the Senior Construction Facility through May 2, 2013. On May 1, 2013, the Company exercised its second extension option and deposited $9,858,333 into the Escrow Account representing interest due on the Senior Construction Facility through August 1, 2013.

On February 14, 2013, Stockbridge and SBE made capital contributions to the Company totaling $24,361,631, which were deposited into an escrow account administered by KeyCorp. These funds are defined as Junior Construction Facility proceeds and were used to finance the first six months of construction, while the additional Junior Construction Facility fundraising continued. On the same date, the Company commenced the Renovation Project.

On July 25, 2013, the Company entered into a second amendment to the Senior Construction Facility, which raised the maximum amount of the Junior Construction Facility from $300,000,000 to $400,000,000, provided that, no later than February 2, 2014, the principal amount of the Senior Construction Facility was reduced to $150,000,000, subject to the following conditions: (i) to the extent that the aggregate amount of the Junior Construction Facility does not exceed $125,000,000, no reduction of the Senior Construction Facility is required; (ii) to the extent that the aggregate amount of the Junior Construction Facility exceeds $125,000,000 but does not exceed $175,000,000, the Senior Construction Facility will be reduced by $50,000,000; (iii) to the extent that the aggregate amount of the Junior Construction Facility exceeds $175,000,000 but does not exceed $200,000,000, no reduction of the Senior Construction Facility is required; (iv) to the extent that the aggregate amount of the Junior Construction Facility exceeds $200,000,000 but does not exceed $300,000,000, the Senior Construction Facility will be reduced on a dollar-for-dollar basis; and (v) to the extent that the aggregate amount of the Junior Construction Facility exceeds $300,000,000 but does not exceed $400,000,000, no reduction of the Senior Construction Facility is required.

The second amendment to the Senior Construction Facility also provided, among other things, that (i) interest payments are to be made monthly in advance after August 2, 2013 up to and including the date of first disbursement; (ii) certain conditions required to be met to release the Escrow Account were revised; (iii) certain conditions required to be met in order for the Company to draw down on the Senior Construction Facility were implemented; and (iv) the Company could utilize deposits made to the Escrow Account or proceeds from the Junior Construction Facility to prepay the Senior Construction Facility, pursuant to the prepayment conditions described in the preceding paragraph.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

On August 2, 2013, the conditions required to release the Escrow Account were met, and the proceeds were released. Of the proceeds from the Escrow Account, $50,000,000 was utilized to pay down the Senior Construction Facility and $1,500,000 was utilized to pay a prepayment premium equal to 3.00% of the $50,000,000 principal repayment of the Senior Construction Facility. Prepaid interest totaling $1,847,685 was transferred to an interest reserve account and the balance of the Escrow Account was reserved to fund a portion of project costs.

The prepayment premium has been included in loss on early retirement of debt in the accompanying consolidated statements of operations. Additionally, a pro-rata share of associated unamortized deferred financing costs was written-off totaling $3,965,834, which has been included in loss on early retirement of debt in the accompanying consolidated statements of operations.

The use of proceeds to make repayments or pay prepayment premiums do not qualify as disbursements under the Senior Construction Facility. As of December 31, 2013, the Company had not yet drawn down on the Senior Construction Facility.

Junior Construction Facility

The Company has raised and is continuing to raise the Junior Construction Facility through the EB-5 Program, which allows foreign citizens to obtain green cards and permanent residence status upon the satisfaction of certain requirements stemming from investments which create jobs for U.S. citizens and legal residents. Such investments may be made in a lender that provides debt financing for a project that creates jobs, which is the model used for the Renovation Project. The Property is located in a targeted employment area, as defined by the USCIS. Accordingly, each investor is required to make an investment of at least $500,000 in the lender that provides debt financing to the Renovation Project. Pursuant to the EB-5 Program, investors are required to file a petition for a temporary green card (“I-526 Petition”) with the USCIS and deposit the required funds into an escrow account. The funds associated with investors that have filed I-526 Petitions become available to the Company upon the approval of at least 23 I-526 Petitions by the USCIS.

The Company is working with American Dream Fund, LLC (“ADF”) and Pan-America Business Consulting Limited (“PABC”) (collectively, the “EB-5 Agents”) to raise two tranches of EB-5 capital of up to a maximum of $200,000,000 each (respectively, “EB-5 Tranche 2 Facility” for ADF and “EB-5 Tranche 1 Facility” for PABC).

During the year ended December 31, 2013, the EB-5 Tranche 2 lender, via a special purpose entity, completed the EB-5 Tranche 2 Facility fundraising, with I-526 Petitions filed by 400 investors, representing $200,000,000 of capital. As of December 31, 2013, the Company has drawn $146,000,000 from the EB-5 Tranche 2 Facility (“EB-5 Tranche 2 Loan”). The undrawn portion of $54,000,000 is held by the EB-5 Tranche 2 lender in lender related accounts and reflected as restricted cash and loans payable in the accompanying consolidated balance sheets because the Company is the primary obligor.

The EB-5 Tranche 2 Loan bears interest at 0.50% and matures on August 1, 2018, subject to two one-year extension options. For the year ended December 31, 2013, the Company incurred interest expense relating to the EB-5 Tranche 2 Loan totaling $234,278, which has been included in accounts payable and accrued expenses in the accompanying consolidated balance sheets as of December 31, 2013. The EB-5 Tranche 2 Loan is secured by a subordinated mortgage interest in the Renovation Project.

On June 1, 2013, the Company entered into an incentive agreement with PABC whereby PABC earns various fees for introducing eligible investors to the EB-5 Tranche 2 Facility, to the extent that their I-526 Petitions are filed with USCIS and their invested funds are disbursed to the Company. During the year ended December 31, 2013, no fees had been earned by PABC.

Commencing on November 1, 2013, ADF earns certain percentage fees on a per annum basis based upon the balance outstanding on the EB-5 Tranche 2 Loan for ongoing services. During the year ended December 31, 2013, ADF earned fees totaling $292,354, which have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2013, $292,354 is payable to ADF and included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. ADF also earns a one-time fee based upon the aggregate amount of EB-5 Tranche 2 Loan up to $150,000,000 (the “Success Fee”). During the year ended December 31, 2013, Success Fees totaling $1,015,000 were earned by ADF and have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. As of December 31, 2013, $175,000 is payable to ADF and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

On behalf of the Company, ADF entered into marketing agreements with firms specializing in raising capital in accordance with the EB-5 Program (“Migration Agents”). Commencing on November 1, 2013, the Migration Agents began earning a tiered fee (a per annum percentage on the loan amount then outstanding) based upon the number of investors secured by such

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Migration Agents. During the year ended December 31, 2013, estimated Migration Agents’ fees over the life of the loans totaling $12,215,896 have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. As of December 31, 2013, $12,215,896 is payable to various Migration Agents of which $2,932,730 and $9,283,166 are included in accounts payable and accrued expenses and other long term liabilities, respectively, in the accompanying consolidated balance sheets.

6.	Related Party Transactions

Navegante Gaming, LLC

On March 2, 2007, the Company entered into a casino operations lease (the “Casino Agreement”) with Nav-Strip to lease a portion of the Property. The Casino Agreement was terminated upon cessation of operations, which occurred on May 16, 2011. Under the terms of the Casino Agreement, during 2011, the Company made monthly priority payments of $50,000 to Navegante for the management of the casino operations. For the year ended December 31, 2011, the Company incurred priority payments to Navegante totaling $225,000, which have been included in management fees in the accompanying consolidated statements of operations.

Effective May 16, 2011, the Company entered into a consulting agreement (the “Consulting Agreement”) with Navegante for services associated with winding down the casino operations. The Consulting Agreement was for a term of 120 days and provided for monthly fees of $15,000 for the first 60 days and $5,000 for the next 60 days. For the year ended December 31, 2011, the Company incurred consulting fees to Navegante totaling $40,000, which have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

SBEHG Las Vegas I, LLC

On August 1, 2007, the Company entered into a management agreement (the “Hotel Management Agreement”) with SBEHG Las Vegas I, LLC (“SBEHG”), an affiliate of the Company, to operate the hotel, food and beverage facilities and retail facilities, including performing the accounting, cash management, budgeting, operational, sales, advertising, legal, personnel and purchasing functions. The Company agreed to pay a hotel management fee, an incentive personnel payment and an asset management fee to SBEHG. The hotel management fee was charged monthly and was based on 2.00% of the gross operating revenues, as defined in the Hotel Management Agreement. The incentive personnel payment was to be paid annually in an amount up to the lesser of: (i) 10.00% of the difference between gross operating profits (“GOP”), as defined in the Hotel Management Agreement, for the preceding year less GOP set forth in the operation plan for such operating year; or (ii) 1.00% of the total revenues, as defined in the Hotel Management Agreement, generated for the current year. The asset management fee was $31,195 per month. For the year ended December 31, 2011, the Company incurred hotel management fees and asset management fees totaling $351,017, which have been included in management fees in the accompanying consolidated statements of operations. The Company did not incur an incentive personnel payment for the year ended December 31, 2011.

On April 1, 2011, the Company entered into an amended and restated Hotel Management Agreement (the “Amended Hotel Management Agreement”). The Company will pay a base fee, an incentive fee and centralized services charges to SBEHG once the Renovation Project has been completed and the Property is reopened. The base fee will be charged monthly and will be based on 2.00% of the net operating revenues, as defined in the Amended Hotel Management Agreement. The incentive fee will be paid annually in an amount up to the lesser of: (i) 10.00% of the difference between the GOP, as defined in the Amended Hotel Management Agreement, achieved by the Company for the preceding operating year less the GOP set forth in the operating plan for such operating year (assuming the actual GOP exceeds the projected GOP for such operating year); or (ii) 1.00% of the total revenues, as defined in the Amended Hotel Management Agreement, generated by the Company for the current year. The centralized services charges will be charged monthly and are equal to 1.00% of the net operating revenues, as defined in the Amended Hotel Management Agreement.

For the years ended December 31, 2013, 2012 and 2011, SBEHG incurred payroll-related costs on behalf of the Company totaling $5,390,489, $1,577,445 and $11,791,191, respectively. As of December 31, 2013 and 2012, payroll-related expenses of $286,798 and $344,327, respectively, were payable to SBEHG.

SBE Las Vegas Redevelopment I, LLC

On April 1, 2011, the Company entered into a development management agreement (the “Development Management Agreement”) with SBE Las Vegas Redevelopment I, LLC (“SBE Las Vegas”), an affiliate of the Company, to manage the Renovation Project. Pursuant to the Development Management Agreement, the Company is required to pay development management fees totaling $10,873,000, payable in monthly installments of $300,000. Significant revisions to and increases in

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

the scope of the Renovation Project will result in an increase in fees due under the Development Management Agreement equal to 2.00% of the increase in project costs. For the years ended December 31, 2013, 2012 and 2011, the Company incurred development management fees totaling $3,600,000, $3,600,000 and $2,700,000, which have been capitalized to development in progress in the accompanying consolidated balance sheets. As of December 31, 2013 and 2012, $0 and $300,000, respectively, were payable to SBE Las Vegas.

For the years ended December 31, 2013, 2012 and 2011, SBE Las Vegas incurred payroll-related costs on behalf of the Company totaling $486,423, $254,215 and $0, respectively. As of December 31, 2013 and 2012, payroll-related expenses of $7,383 and $13,140, respectively, were payable to SBE Las Vegas.

Stockbridge

For the years ended December 31, 2013, 2012 and 2011, the Company incurred costs totaling $1,741,306, $1,248,533 and $1,511,611, respectively, for asset management and travel related and other reimbursable expenses that Stockbridge paid and charged back to the Company, of which $585,363, $279,193 and $550,591, respectively, have been included in management fees in the accompanying consolidated statements of operations, $219,937, $128,818 and $376,901, respectively, have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations, $933,435, $785,522 and $584,119, respectively, have been included in development in progress in the accompanying consolidated balance sheets, $0, $55,000 and $0, respectively, have been included in deferred financing costs, net in the accompanying consolidated balance sheets and $2,571, $0 and $0, respectively, have been included in members’ equity in the accompanying consolidated balance sheets. As of December 31, 2013 and 2012, $90,240 and $191,067, respectively, was payable to Stockbridge.

SBE

For the years ended December 31, 2013, 2012 and 2011, the Company incurred costs totaling $1,846,612, $680,939 and $1,543,147, respectively, for management and travel related and other reimbursable expenses that SBE paid and charged back to the Company, of which $0, $0 and $633,069, respectively, has been included in management fees in the accompanying consolidated statements of operations, $1,570,543, $190,560 and $18,315, respectively, have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations, $273,269, $479,074 and $891,763, respectively, have been included in development in progress in the accompanying consolidated balance sheets, and $2,800, $11,305 and $0, respectively, have been included in property and equipment, net in the accompanying consolidated balance sheets. As of December 31, 2013 and 2012, $184,858 and $43,634, respectively, was payable to SBE.

For the year ended December 31, 2011, the Company incurred costs totaling $617,498 for services performed by SBE related to the Closure, which have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Related Party Loans Payable

In accordance with the Holdings Agreement, during 2010, Stockbridge Fund III made loans (the “Priority Loans”) to the Company. The Priority Loans were to bear interest, compounded monthly, at 20.00% per annum. Effective April 22, 2011, the Priority Loans were converted to equity and the accrued interest was forgiven.

7.	Employee Benefit Plans

Multi-Employer Defined Benefit Pension Plans

The Company and Nav-Strip contributed to several multi-employer defined benefit pension plans (the “Plans”) for union employees. Subsequent to the Closure, the Company continued to contribute to one of the Plans. For the years ended December 31, 2013, 2012 and 2011, contributions totaled $54,725, $61,367 and $511,199, respectively. The Company and Nav-Strip’s policy was to fund this expense as incurred.

Withdrawal Liability

The Company received notices from two unions during 2011, Western Conference of Teamsters Pension Trust (“Teamsters”) and Nevada Resort Association – IATSE Local 720 Retirement Plan (“IATSE”), claiming that since the Company had withdrawn from the Plans that it was liable for its share of the Plans’ unfunded vested benefits. Teamsters and IATSE had indicated that $736,673 and $905,781, respectively, were payable by the Company under the Plans.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

As of December 31, 2011, the Company was planning on disputing the Teamsters’ claim. The Company estimated that it may incur costs associated with this claim ranging from $0 to $736,673. As of December 31, 2011, the Company could not conclude that any amount within this range was a better estimate than any other and, accordingly, did not record any liability related to the Teamsters’ claim as of December 31, 2011. During the year ended December 31, 2012, the Company determined that it would no longer dispute the Teamsters claim. Accordingly, as of December 31, 2012, the Company recorded a liability of $749,788, including interest of $13,115, which has been included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. For the year ended December 31, 2012, the Company made payments totaling $549,323 related to the Teamsters claim and the remaining balance was paid off during 2013.

As of December 31, 2011, the Company recorded a liability of $905,781 related to the IATSE claim. For each of the years ended December 31, 2013 and 2012, the Company made payments totaling $198,645 related to the IATSE claim. As of December 31, 2013 and 2012, $607,995 and $761,923, respectively, is payable to IATSE and included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

8.	Commitments and Contingencies

General Litigation

The Company is subject to various claims and litigation in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Design Agreement

On December 5, 2007, the Company entered into a binding letter of intent (the “Design Agreement”) with PHS Hotel Design Services B.V. to provide design services to the Company. On June 28, 2012, the Company entered into a rider to the Design Agreement, which approved additional payments totaling $500,000. As of December 31, 2013 and 2012, the total commitment outstanding under the Design Agreement was $250,000.

Retail License Agreement

Effective September 22, 2012, the Company entered into a binding letter of intent with Sandow & Fred Segal LLC to provide an exclusive license to the “Fred Segal” trademark(s), brand and other related intellectual property to the Company. Under this letter of intent, the Company is required to pay a fee of $450,000. As of December 31, 2013 and 2012, the total commitment outstanding under the letter of intent was $0 and $250,000, respectively.

Purchase Money Obligation

On October 14, 2013, the Company entered into a provider contract and equipment payment and security agreement with KT Corporation. The total contract price is $13,367,699, of which $1,336,770 was paid November 27, 2013, and has been included in development in progress in the accompanying consolidated balance sheets. The remainder of the contract price will be paid in 12 equal quarterly installments commencing on the later of (i) the last day of the calendar quarter in which the Company accepts the equipment evidenced by the issuance of a final acceptance certificate or (ii) the last day of the calendar quarter in which the property opens to the public, but in any event no later than December 31, 2014. The contract price must be paid in full no later than September 30, 2017. Beginning with the installment commencement date, the outstanding principal balance of the contract price bears interest at a fixed rate equal to 9.50% per annum. In order to secure the contract price, the Company granted a purchase money security interest in the collateral to KT Corporation. Intermediateco guarantees payment and performance under the contract.

9.	Subsequent Events

On January 27, 2014, the Company borrowed an additional $31,000,000 from EB-5 Tranche 2 Loan.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

On January 30, 2014, the Company entered into the EB-5 Tranche 1 Facility loan agreement (“EB-5 Tranche 1 Loan”) with SLS

Tranche 1 Lender, LLC. The EB-5 Tranche 1 Loan bears interest of 0.50% per annum and matures on January 29, 2019, subject to a one-year extension option.

On January 30, 2014, the Company, using restricted cash, prepaid an additional $100,000,000 of the Senior Construction Facility, reducing the balance to $150,000,000 and paid a prepayment premium equal to 15.00% of the principal repaid, totaling $15,000,000.

On February 13, 2014, Holdings formed SB Gaming, LLC (“SB Gaming”), a Nevada limited liability company, for the purpose of becoming the operator of the gaming-related activities at the Property once the Renovation Project has been completed. Holdings is the sole member of SB Gaming.

On February 26, 2014, the Company borrowed an additional $20,500,000 under the EB-5 Tranche 2 Loan.

On March 27, 2014, the Company borrowed $38,000,000 under the EB-5 Tranche 1 Loan.

On April 25, 2014, the Company borrowed $37,000,000 under the EB-5 Tranche 1 Loan.

On April 28, 2014, the Company borrowed $1,500,000 under the EB-5 Tranche 2 Loan.

On April 30, 2014, in accordance with the terms of the EB-5 Tranche 2 Loan, the Company prepaid $500,000 under the EB-5 Tranche 2 Loan to permit the EB-5 Tranche 2 lender to refund the capital of a withdrawing member of the EB-5 Tranche 2 lender.

In preparing the consolidated financial statements, the Company evaluated subsequent events occurring through May 5, 2014, the date these consolidated financial statements were available to be issued, in accordance with ASC Topic 855-10, Subsequent Events, and deemed that no additional disclosures were necessary.

Consolidated Financial Statements

For the Three Months Ended March 31, 2014 and 2013

(Unaudited)

The preparation of the unaudited interim consolidated financial statements requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, expenses and certain financial statement disclosures. Actual results may differ from these estimates.

The unaudited interim consolidated financial statements for the three months ended March 31, 2014 and 2013 and balance sheet as of March 31, 2014 included herein are unaudited, but in our opinion, include all adjustments (which consist of only normal recurring adjustments) necessary to make a fair statement of the financial position at March 31, 2014 and the results of operations and the cash flows for the periods presented herein. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the operating results expected for the full fiscal year.

The unaudited interim consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Although we believe the disclosures made are adequate to make the information presented not misleading, certain information normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States has been omitted pursuant to such rules or regulations. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Registration Statement.

Stockbridge/SBE Investment Company, LLC

Consolidated Balance Sheets

As of March 31, 2014 and December 31, 2013

	March 31, 2014		December 31, 2013
	(Unaudited	)
Assets
Current assets
Cash and cash equivalents	$1,247,555		$2,583,776
Restricted cash	1,407,305		4,435,345
Accounts receivable	202,266		179,028
Prepaid expenses and other current assets	1,179,414		675,949

Total current assets	4,036,540		7,874,098

Restricted cash	279,331,442		287,803,656
Property and equipment, net (Note 6)	79,488,896		79,815,396
Development in progress (Note 6)	240,458,575		178,860,469
Deferred financing costs, net	40,260,111		33,904,268
Other assets	294,585		298,638

Total assets	$643,870,149		$588,556,525

Liabilities and Members’ Equity
Current liabilities
Notes payable	$78,391		$—
Accounts payable and accrued expenses	50,913,430		34,524,769
Due to related parties, net (Note 6)	2,206,162		569,279

Total current liabilities	53,197,983		35,094,048

Note payable	201,983		—
Loans payable	508,000,000		450,000,000
Other long term liabilities	19,110,376		9,517,444

Total liabilities	580,510,342		494,611,492
Commitments and contingencies (Note 8)
Members’ equity	63,359,807		93,945,033

Total liabilities and members’ equity	$643,870,149		$588,556,525

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Operations (Unaudited)

Three Months Ended March 31, 2014 and 2013

	March 31, 2014	March 31, 2013
Revenues
Other	$6,406	$20,544

Total revenues	6,406	20,544

Operating expenses

Selling, general and administrative (Note 6)	7,497,500	2,232,831
Management fees (Note 6)	161,468	66,288
Depreciation	304,719	44,727

Total operating expenses	7,963,687	2,343,846

Operating loss	(7,957,281)	(2,323,302)

Other income (expense)

Loss on disposal of property and equipment	(15,917)	—
Loss on early retirement of debt	(21,875,324)	—
Interest income	28,416	51,558
Interest expense, net of capitalized interest	(5,765,120)	(10,129,261)

Total other expense	(27,627,945)	(10,077,703)

Net loss	$(35,585,226)	$(12,401,005)

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Changes in Members’ Equity (Unaudited)

Three Months Ended March 31, 2014 and 2013

Balance, January 1, 2013	$111,226,230

Contributions from members	41,026,454
Net loss	(12,401,005)

Balance, March 31, 2013	$139,851,679

Balance, January 1, 2014	$93,945,033

Contributions from members	5,000,000
Net loss	(35,585,226)

Balance, March 31, 2014	$63,359,807

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Consolidated Statements of Cash Flows (Unaudited)

Three Months Ended March 31, 2014 and 2013

	March 31, 2014	March 31, 2013
Cash flows from operating activities
Net loss	$(35,585,226)	$(12,401,005)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	304,719	44,727
Amortization of deferred financing costs	1,980,578	1,110,531
Loss on disposal of property and equipment	15,917	—
Loss on early retirement of debt	21,875,324	—
Prepayment premium on early retirement of debt	(15,000,000)	—
Changes in operating assets and liabilities
Accounts receivable	(23,238)	87,528
Prepaid expenses and other current assets	(618,622)	158,001
Other assets	4,053	4,053
Accounts payable and accrued expenses	2,452,431	254,010
Due to related parties, net	1,694,050	268,087
Other long term liabilities	582,375	—

Net cash used in operating activities	(22,317,639)	(10,474,068)

Cash flows from investing activities
Proceeds from disposal of property and equipment	26,600	—
Purchases of property and equipment	(1,433,596)	(49,456)
Payments for development in progress	(51,444,519)	(5,776,126)
Decrease (increase) in restricted cash	11,500,254	(21,050,809)

Net cash used in investing activities	(41,351,261)	(26,876,391)

Cash flows from financing activities
Contributions from member	5,000,000	41,026,454
Payments for financing costs	(667,321)	(1,886,519)
Proceeds from EB-5 loan payable	158,000,000	—
Payments on loans payable	(100,000,000)	(1,050,000)

Net cash provided by financing activities	62,332,679	38,089,935

Net (decrease) increase in cash and cash equivalents	(1,336,221)	739,476

Cash and cash equivalents, beginning of period	2,583,776	312,112

Cash and cash equivalents, end of period	$1,247,555	$1,051,588

Supplemental cash flow disclosure
Cash paid during the period for interest, net of interest capitalized	$4,746,557	$9,017,957

Supplemental disclosure of non-cash investing and financing activities
Amounts included in accounts payable, net capitalized to development in progress	$36,395,891	$1,000,579
Amounts included in accounts payable and accrued expenses capitalized to deferred financing costs, net	$8,853,006	$—
Amounts included in accounts payable and accrued expenses capitalized to property and equipment, net	$14,906	$—
Amounts included in other long term liabilities capitalized to deferred financing costs, net	$18,293,723	$—
Amounts included in notes payable for development in progress	$280,374	$—

The accompanying notes are an integral part of these consolidated financial statements.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

1.	Organization

Stockbridge/SBE Investment Company, LLC (the “Company”), a Delaware limited liability company, was formed on April 13, 2012 for the purpose of investing in Stockbridge/SBE Holdings, LLC (“Holdings”), a Delaware limited liability company, the owner of the property formerly known as Sahara Hotel and Casino in Las Vegas, Nevada (the “Property”).

The Company has two members: the Class A member is Stockbridge/SBE Voteco Company, LLC (“Voteco”), a Delaware limited liability company formed on April 13, 2012, which holds 100% of the voting rights with no economic interest in the Company; and the Class B member is Stockbridge/SBE Intermediate Company, LLC (“Intermediateco”), a Delaware limited liability company formed on April 23, 2012, which holds 100% of the economic interest with no voting rights in the Company.

Stockbridge Fund II Co-Investors LV Investment, LLC (the “Co-Investors Fund”); Stockbridge Fund II LV Investment, LLC, Stockbridge Fund II D LV Investment, LLC, Stockbridge Fund II E LV Investment, LLC and Stockbridge Fund III LV Investment, LLC (“Stockbridge Fund III”) (collectively, “Stockbridge”), all Delaware limited liability companies; SBE Las Vegas Holdings I, LLC (“SBE”), a Delaware limited liability company; and AREFIN Sahara Equity LLC (“AREA”) are the members of Intermediateco. As of March 31, 2014 and December 31, 2013, Stockbridge and SBE own 90% and 10%, respectively, of Intermediateco. AREA holds no economic interest in Intermediateco.

Distributable cash and allocations of profits and losses are made to the members of the Company pursuant to its operating agreement.

On February 13, 2014, Holdings formed SB Gaming, LLC (“SB Gaming”), a Nevada limited liability company, for the purpose of becoming the operator of the gaming-related activities at the Property once the Renovation Project (as hereinafter defined) has been completed. Holdings is the sole member of SB Gaming.

Acquisition of the Property

On August 1, 2007, Holdings acquired the Property (the “Acquisition”) for total consideration of $354,269,478, inclusive of closing costs. Holdings provided gaming and lodging amenities (the “Casino and Hotel Operations”), which were managed by various parties under certain management or lease agreements (Note 6). Holdings had planned to renovate and reposition the Property (the “Renovation Project”); however, in August 2009, the Renovation Project was suspended due to the market conditions in Las Vegas. Holdings ceased its Casino and Hotel Operations on May 16, 2011 and closed the Property (the “Closure”). In connection with the termination of the Casino and Hotel Operations, management determined that it would be appropriate to recommence the Renovation Project in September 2011.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

The Company has not generated sufficient cash flows from operations to meet its obligations. Historically, the Company has met these operating shortfall requirements principally with contributions from Stockbridge and SBE. On May 2, 2012, the Company secured a $300,000,000 senior construction facility (the “Senior Construction Facility”) (Note 5) that was arranged by J.P. Morgan Securities, LLC (“J.P. Morgan”). The net proceeds of the Senior Construction Facility were deposited into an escrow account administered by KeyCorp Real Estate Capital Markets, Inc. (“KeyCorp”), to be released upon the Company meeting certain conditions, including securing a minimum of $115,000,000 of additional construction financing (the “Junior Construction Facility”) (Note 5). In February 2013, the Company negotiated an early construction start date and deposited $24,361,631 into an escrow account administered by KeyCorp to be used to finance the first six months of construction, while the Junior Construction Facility fundraising was completed (Note 5). The Senior Construction Facility and Junior Construction Facility are collectively the “Construction Facilities.”

Stockbridge Fund III has confirmed to the Company that it has the intent to provide sufficient funds to the Company, if necessary and if unavailable through other sources, through December 31, 2014 up to a maximum of $40,000,000 to enable the Company to pay its obligations as they become due. The Company’s ability to pay its obligations as they become due through December 31, 2014 is dependent upon achieving budgets and forecasts for the period, including those related to the Renovation Project.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Holdings, and Nav-Strip, LLC (“Nav-Strip”). Nav-Strip was initially a wholly-owned subsidiary of Navegante Gaming, LLC (“Navegante”). On December 21, 2011, Navegante assigned its interest in Nav-Strip to Holdings, and Nav-Strip became a wholly-owned subsidiary of Holdings.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of three months or less from the date acquired as cash and cash equivalents.

Restricted Cash

The Company classifies cash that is restricted for specific purposes and is unavailable for general use as restricted cash. Pursuant to the Construction Facilities, the net proceeds were deposited into lender and lender related accounts and have been included in restricted cash in the accompanying consolidated balance sheets. In addition, the Company is required to establish and maintain debt service reserves for its loans payable (Note 5). The debt service reserves have also been included in restricted cash in the accompanying consolidated balance sheets. Substantially all the restricted cash is classified as a noncurrent asset because it will primarily be used to fund the Renovation Project and for the repayment of loans payable. Additionally, cash posted as collateral for letters of credit issued in favor of the Company are classified as restricted cash.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

Accounts Receivable

Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of amounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on a review of customer accounts, historical collection experience and current economic and business conditions. As of March 31, 2014 and December 31, 2013, the allowance for doubtful accounts was $0.

Property and Equipment

Property and equipment and major renewals and betterments are stated at cost. Maintenance and repairs that do not materially add value to the asset or prolong its estimated useful life are charged to expense when incurred. Gains or losses on dispositions of property and equipment are recognized in the statements of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	15 - 39 years
Furniture, fixtures and equipment	5 - 7 years
Leasehold improvements	Lease term

Development in Progress

The Company’s capitalization policy for development projects is guided by ASC Topic 835-20 (“ASC 835-20”), Capitalization of Interest, and ASC Topic 970-10, Real Estate – General. The capitalized costs include pre-construction costs essential to the Renovation Project, including design development costs, development fees, real estate taxes, insurance and other costs incurred during the development period. Additionally, in accordance with ASC 835-20, interest costs associated with major construction projects such as the Renovation Project are capitalized as part of the cost of the project. The capitalization period will cease when the Renovation Project is substantially complete. Due to the market conditions in Las Vegas, the Renovation Project was suspended in August 2009 and interest, real estate taxes and insurance were expensed subsequent to August 2009. Feasibility of the Renovation Project improved subsequent to the Closure, and management determined that it would be appropriate to recommence the Renovation Project in September 2011. Accordingly, the Company began capitalizing real estate taxes and insurance as part of the cost of the project commencing in September 2011. In addition, in September 2011, the Company stopped depreciating the building and improvements and reclassified the net book value of the assets of $21,286,363 to development in progress in the accompanying consolidated balance sheets. On May 2, 2012, the Company received funds related to the Senior Construction Facility held in lender-related escrow accounts and began paying the associated interest. Accordingly, the Company began capitalizing interest as part of the cost of the project commencing in May 2012. The amount of interest capitalized was determined by applying the interest rate on the Senior Construction Facility to amounts paid for the Renovation Project until May 1, 2013, when the Company received funds related to the Junior Construction Facility; thereafter, the amount of interest capitalized was determined by using a weighted average cost of debt outstanding. Interest capitalized for the three months ended March 31, 2014 and 2013 totaled $2,423,005 and $831,693, respectively.

Long-Lived Assets

In accordance with the guidance in ASC Topic 360-10 (“ASC 360-10”), Property, Plant and Equipment, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, before interest, the Company would recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If an impairment was recognized,

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

the reduced carrying amount of the asset would be accounted for as its new cost. Generally, fair values are estimated using a discounted cash flow, direct capitalization or market comparison analysis. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur, which would affect the recorded carrying amounts of the long-lived assets.

For the three months ended March 31, 2014 and the year ended December 31, 2013, no events or changes in circumstances were identified which would indicate that the carrying value of the long-lived assets was not fully recoverable. Accordingly, no impairment was recorded for the three months ended March 31, 2014 and the year ended December 31, 2013.

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the related debt arrangement. The Company incurred costs related to the Senior Construction Facility of approximately $0 million and $7.9 million during the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, which have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. In January 2014, the Company paid down $100.0 million of the Senior Construction Facility and, as a result, the Company wrote off approximately $6.8 million of the deferred financing costs, which is included in loss on early retirement of debt in the consolidated statements of operations.

The Company incurred costs related to the Junior Construction Facility of $15.2 million and $15.9 million during the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, which have been capitalized as deferred financing costs in the accompanying consolidated balance sheets.

Advertising Costs

Costs for advertising are expensed as incurred and are included in selling, general and administrative expenses. These costs totaled $495,846 and $59,864 for the three months ended March 31, 2014 and 2013, respectively.

Income Taxes

Prior to 2012, Holdings had elected to be taxed as a partnership for federal and state tax purposes. Taxable income or loss of Holdings flowed through to the Initial Holdings Members and was reported on the Initial Holdings Members’ individual income tax returns. On May 2, 2012, the Company became the sole member of Holdings, thereby making Holdings a disregarded entity for federal and state tax purposes. The Company, as a wholly owned subsidiary of Intermediateco, is treated as a disregarded entity for federal and state tax purposes. Accordingly, no provision for federal and state income taxes is reflected in the accompanying consolidated financial statements.

Fair Value

Fair value in accordance with the guidance in ASC Topic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, is based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. ASC 820-10 clarifies that transaction or selling costs should be excluded when determining fair value, more specifically the exit price.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 measurements, which include unadjusted quoted prices within active markets for identical assets or liabilities. The next priority is given to Level 2 measurements, which include quoted prices in markets which are not active or inputs that are observable, either directly or indirectly. The lowest priority is given to Level 3 measurements, which include prices or valuation techniques that require unobservable inputs. The Financial Accounting Standards Board has provided guidance that in certain circumstances inactive markets utilizing unobservable, or Level 3, inputs may be more appropriate than using observable inputs, as asset sales in inactive markets and/or distressed asset sales are not necessarily determinative of fair value. Inactive markets are recognized as those in which there is a significant variance between the bid–ask spread and a significant decrease in trading volume.

Financial Instruments

The Company determines the fair value of financial instruments as required by ASC Topic 825-10, Financial Instruments.

The carrying amounts for cash and cash equivalents, receivables, prepaid expenses and other current assets and accounts payable and accrued expenses approximate their fair values due to their short-term nature.

The Company values its debt periodically, using indicative pricing from market information (Level 2 inputs). The fair value of debt can be affected by, among other things, the availability of capital, interest rates and inflation rates. As a result, determining the fair value involves subjective assumptions and estimates. As of March 31, 2014 and December 31, 2013, the carrying amount of the Company’s Senior Construction Facility approximated its fair value.

The Company has determined that it is not practicable to estimate the fair value of the Junior Construction Facility. The Junior Construction Facility has been secured from lenders utilizing the EB-5 Immigrant Investor Pilot Program (“EB-5 Program”), which is administered by the U.S. Citizenship and Immigrations Services (“USCIS”) (Note 5). Under the EB-5 Program, foreign citizens are able to obtain green cards and permanent residence status through approved participation in the program. Since the EB-5 Program, on which the Junior Construction Facility relies, is administered by the federal government and results in benefits to investors that can only be obtained from the federal government, it is not practicable to estimate the fair value, as defined in ASC 820-10, of the Junior Construction Facility.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in excess of FDIC insured limits. The Company believes that it mitigates credit risk by depositing cash with financial institutions that have a high credit rating.

Recently Issued Accounting Pronouncements

No new accounting pronouncements issued or effective during 2014 or 2013 have had or are expected to have a material impact on the Company’s financial position or results of operations.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

3.	Property and Equipment, Net

Property and equipment consists of the following:

	March 31, 2014	December 31, 2013

Land and improvements	$76,672,216	$76,672,216
Furniture, fixtures and equipment	4,483,805	4,739,195

Total property and equipment	81,156,021	81,411,411
Less: accumulated depreciation	(1,667,125)	(1,596,015)

Property and equipment, net	$79,488,896	$79,815,396

For the three months ended March 31, 2014 and 2013, depreciation expense totaled $304,719 and $44,727, respectively.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	March 31, 2014	December 31, 2013

Development in progress	$36,395,891	$26,465,511
Financing costs	8,853,006	3,319,139
Property and equipment	14,906	1,442,672
Other	5,649,627	3,297,447

Total accounts payable and accrued expenses	$50,913,430	$34,524,769

5.	Loans and Note Payables

Loans and notes payables consist of the following:

	March 31, 2014	December 31, 2013

Senior Construction Facility	$150,000,000	$250,000,000
Junior Construction Facility	358,000,000	200,000,000

Total loans payable	508,000,000	450,000,000
Note payable	280,374	—
Less current portion	(78,391)	—

Total long term payables	$508,201,983	$450,000,000

Senior Construction Facility

On May 2, 2012, the Company secured the Senior Construction Facility and entered into an escrow and security agreement (the “Escrow Agreement”) with KeyCorp. The Company paid a closing fee equal to 5.00% of the stated principal amount of the Senior Construction Facility totaling $15,000,000, which has been capitalized as deferred financing costs in the accompanying consolidated balance sheets. The net proceeds of the Senior Construction Facility of $285,000,000 were deposited into an escrow account (the “Escrow Account”) administered by KeyCorp to be released upon the Company meeting certain conditions, including securing a minimum of $115,000,000 through the Junior Construction Facility by November 2, 2012, with an option to extend this date for an additional period of three months. On November 1, 2012, the Company exercised its extension option and deposited $9,966,667 into the Escrow Account representing interest due on the Senior Construction Facility through February 3, 2013.

The Senior Construction Facility bears interest at LIBOR plus 11.00%, with a minimum interest rate of 13.00% and matures on the earlier of (i) May 2, 2017 or (ii) six months prior to the maturity date of the Junior Construction Facility.

On January 31, 2013, the Company entered into an amendment to the Senior Construction Facility which provided, among other things, that (i) the Senior Construction Facility could be reduced by up to $150,000,000; (ii) the Company could continue to raise the Junior Construction Facility up to maximum amount of $300,000,000 until February 2014, subject to a $150,000,000 reduction of the Senior Construction Facility; (iii) the renovation of the Property could commence in advance of the release of the Senior Construction Facility proceeds from the Escrow Account; and (iv) the Company could extend the date by which it is required to meet the conditions to release the Senior Construction Facility proceeds from escrow for two additional periods of three months each. On February 4, 2013, the Company exercised its first extension option and deposited $9,750,000 into the Escrow Account representing interest due on the Senior Construction Facility through May 2, 2013. On May 1, 2013, the Company exercised its second extension option and deposited $9,858,333 into the Escrow Account representing interest due on the Senior Construction Facility through August 1, 2013.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

On February 14, 2013, Stockbridge and SBE made capital contributions to the Company totaling $24,361,631, which were deposited into an escrow account administered by KeyCorp. These funds are Qualified Additional Financing (as defined in the Senior Construction Facility loan documents) and were used to finance construction of the Renovation Project for the first six months of construction, while the Junior Construction Facility fundraising continued. On the same date, the Company commenced construction of the Renovation Project.

On July 25, 2013, the Company entered into a second amendment to the Senior Construction Facility, which raised the maximum amount of the Junior Construction Facility from $300,000,000 to $400,000,000, provided that, no later than February 2, 2014, the principal amount of the Senior Construction Facility was reduced to $150,000,000, subject to the following conditions: (i) to the extent that the aggregate amount of the Junior Credit Facility does not exceed $125,000,000, no reduction of the Senior Construction Facility is required; (ii) to the extent that the aggregate amount of the Junior Construction Facility exceeds $125,000,000 but does not exceed $175,000,000, the Senior Construction Facility will be reduced by $50,000,000; (iii) to the extent that the aggregate amount of the Junior Construction Facility exceeds $175,000,000 but does not exceed $200,000,000, no reduction of the Senior Construction Facility is required; (iv) to the extent that the aggregate amount of the Junior Construction Facility exceeds $200,000,000 but does not exceed $300,000,000, the Senior Construction Facility will be reduced on a dollar-for-dollar basis; and (v) to the extent that the aggregate amount of the Junior Construction Facility exceeds $300,000,000 but does not exceed $400,000,000, no reduction of the Senior Construction Facility is required.

The second amendment to the Senior Construction Facility also provided, among other things, that (i) interest payments are to be made monthly in advance after August 2, 2013 up to and including the date of First Disbursement (as defined in the Senior Construction Facility loan documents); (ii) certain conditions required to be met to release the Escrow Account were revised; (iii) certain conditions required to be met in order for the Company to draw down on the Senior Construction Facility were implemented; and (iv) the Company could utilize deposits made to the Escrow Account or proceeds from the Junior Construction Facility to prepay the Senior Construction Facility, pursuant to the prepayment conditions described in the preceding paragraph.

On August 2, 2013, the conditions required to release the Escrow Account were met, and the proceeds were released. Of the proceeds from the Escrow Account, $50,000,000 was utilized to pay down the Senior Construction Facility and $1,500,000 was utilized to pay a prepayment premium equal to 3.00% of the principal repayment of the Senior Construction Facility. Prepaid interest totaling $1,847,685 was transferred to an interest reserve account and the balance of the Escrow Account was reserved to fund a portion of project costs.

On January 30, 2014, the Company, using restricted cash, prepaid an additional $100,000,000 of the Senior Construction Facility, reducing the balance to $150,000,000 and paid a prepayment premium equal to 15.00% of the principal repaid, totaling $15,000,000, which is included in loss on early retirement of debt in the consolidated statements of operations.

The use of proceeds to make repayments or pay prepayment premiums do not qualify as disbursements under the Senior Construction Facility.

As of March 31, 2014, the Senior Construction Facility’s First Disbursement (as defined in the Senior Construction Facility loan documents) had not yet occurred (Note 9).

Junior Construction Facility

The Junior Construction Facility lenders have raised and are continuing to raise the Junior Construction Facility through the EB-5 Program, which allows foreign citizens to obtain green cards and permanent residence status upon the satisfaction of certain requirements stemming from investments which create jobs for U.S. citizens and legal residents. Such investments may be made in a lender that provides debt financing for a project that creates jobs, which is the model used for the Renovation Project. The Property is located in a targeted employment area, as defined by the USCIS. Accordingly, each investor is required to make an investment of at least $500,000 in the lender that provides debt financing to the Renovation Project. Pursuant to the EB-5 Program, investors are required to file a petition for a temporary green card (“I-526 Petition”) with the USCIS and invest in a new commercial enterprise. Pursuant to the terms of the EB-5 offerings, the funds associated with investors that have filed I-526 Petitions become available to the Company upon the approval of at least 23 I-526 Petitions by the USCIS.

The Company is working with American Dream Fund, LLC (“ADF”) and Pan-America Business Consulting Limited (including its affiliates, “PABC”, and collectively with ADF, the “EB-5 Agents”) to raise two tranches of EB-5 capital up to a maximum of $200,000,000 each (respectively, “EB-5 Tranche 2 Facility” for ADF and “EB-5 Tranche 1 Facility” for PABC).

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

As of the year ended December 31, 2013, the EB-5 Tranche 2 Facility lender, via a special purpose entity, completed the EB-5 Tranche 2 Facility fundraising, with I-526 Petitions filed by 400 investors, representing $200,000,000 of capital. As of March 31, 2014 and December 31, 2013, the Company has drawn $197,500,000 and $146,000,000, respectively, from the EB-5 Tranche 2 Facility (“EB-5 Tranche 2 Loan”). The undrawn portion is held in lender and lender related accounts and reflected as restricted cash and loans payable in the accompanying consolidated balance sheets because the Company is the primary obligor. The EB-5 Tranche 2 Loan bears interest at 0.50% and matures on August 1, 2018, subject to two one-year extension options.

As of the three months ended March 31, 2014, the EB-5 Tranche 1 Facility lender, via a special purpose entity, raised $158,000,000 for the EB-5 Tranche 1 Facility, with I-526 Petitions filed by 316 investors as of March 31, 2014. As of March 31, 2014 and December 31, 2013, the Company has drawn $38,000,000 and $0 from the EB-5 Tranche 1 Facility (“EB-5 Tranche 1 Loan”, and collectively with the EB-5 Tranche 2 Loan, the “EB-5 Loans”). The undrawn portion is held in lender and lender related accounts and reflected as restricted cash and loans payable in the accompanying consolidated balance sheets because the Company is the primary obligor. The EB-5 Tranche 1 Loan bears interest at 0.50% and matures on January 30, 2019, subject to a one-year extension option.

During the three months ended March 31, 2014 and the year ended December 31, 2013, the Company incurred interest relating to the EB-5 Loans totaling $212,376 and $234,278, respectively, which has been included in interest expense. As of March 31, 2014 and December 31, 2013, interest payable in respect of the EB-5 Loans totaling $446,654 and $234,278, respectively, has been included in other long-term liabilities in the accompanying consolidated balance sheets. The EB-5 Loans are secured by a subordinated mortgage interest in the Renovation Project.

Commencing in 2013, the Company incurred certain percentage fees on a per annum basis based upon the balances outstanding on the EB-5 Loans as well as a result of the EB-5 Agents achieving certain fundraising goals that are payable directly or indirectly by the Company. The fees include the following:

(i) During the three months ended March 31, 2014 and the year ended December 31, 2013, the Company incurred certain percentage fees based upon the balance outstanding of the EB-5 Loans for the EB-5 Agent’s administration of the EB-5 Loans totaling $659,209 and $292,354, respectively, which have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations. As of March 31, 2014, fees payable to the EB-5 Agents totaling $850,521 and $101,042 have been included in accounts payable and accrued expenses and other long-term liabilities, respectively, in the accompanying consolidated balance sheets. As of December 31, 2013, fees payable to the EB-5 Agents totaling $292,354 have been included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

(ii) During the three months ended March 31, 2014 and the year ended December 31, 2013, the Company incurred certain percentage fees based upon the balance outstanding under the EB-5 Loans for migration agent services totaling $11,421,056 and $12,215,896, respectively, which have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. As of March 31, 2014, fees payable totaled $5,072,174 and $18,564,778 and have been included in accounts payable and accrued expenses and other long-term liabilities, respectively, in the accompanying consolidated balance sheets. As of December 31, 2013, fees payable totaled $2,932,730 and $9,283,166 and have been included in accounts payable and accrued expenses and other long-term liabilities, respectively, in the accompanying consolidated balance sheets.

(iii) The EB-5 Agents earn one-time fees based on the aggregate amount of EB-5 Loans raised (“Success Fees”). During the three months ended March 31, 2014 and the year ended December 31, 2013, Success Fees totaling $385,000 and $1,015,000, respectively, were earned by the EB-5 Agents and have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. As of March 31, 2014 and December 31, 2013, $0 and $175,000, respectively, were payable to the EB-5 Agents and have been included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Additionally, a third party earns fees for advisory services for the EB-5 Loans. For the three months ended March 31, 2014 and the year ended December 31, 2013, fees totaling $150,000 and $300,000, respectively, were paid and have been capitalized as deferred financing costs in the accompanying consolidated balance sheets. As of March 31, 2014 and December 31, 2013, no amounts were payable.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

Note Payable

In January 2014, Holdings entered into a financing agreement to purchase two industrial washers for $285,974. The agreement bears annual interest, at 6.77% is due on December 21, 2018. Payments made during the three months ended March 31, 2014 totaled approximately $5,600.

6.	Related Party Transactions

SBEHG Las Vegas I, LLC

On August 1, 2007, Holdings entered into a management agreement (the “Hotel Management Agreement”) with SBEHG Las Vegas I, LLC (“SBEHG”), an affiliate of the Company, to operate the hotel, food and beverage facilities and retail facilities, including performing the accounting, cash management, budgeting, operational, sales, advertising, legal, personnel and purchasing functions. Holdings agreed to pay a hotel management fee, an incentive personnel payment and an asset management fee to SBEHG. On June 16, 2014, the Hotel Management Agreement was amended and restated (Note 9).

For the three months ended March 31, 2014 and 2013, SBEHG incurred payroll-related costs on behalf of the Company totaling $3,535,085 and $944,655, respectively. As of March 31, 2014 and December 31, 2013, payroll-related expenses of $1,345,436 and $286,798, respectively, were payable to SBEHG.

SBE Las Vegas Redevelopment I, LLC

On April 1, 2011, the Company entered into a development management agreement (the “Development Management Agreement”) with SBE Las Vegas Redevelopment I, LLC (“SBE Las Vegas”), an affiliate of the Company, to manage the Renovation Project. Pursuant to the Development Management Agreement, the Company is required to pay development management fees totaling $10,873,000, payable in monthly installments of $300,000. Significant revisions to and increases in the scope of the Renovation Project will result in an increase in fees due under the Development Management Agreement equal to 2.00% of the increase in project costs. For the three months ended March 31, 2014 and year ended December 31, 2013, the Company incurred development management fees totaling $900,000 and $3,600,000, respectively, which have been capitalized to development in progress in the accompanying consolidated balance sheets.

For the three months ended March 31, 2014 and 2013, SBE Las Vegas incurred payroll-related expenses on behalf of the Company totaling $111,362 and $98,488, respectively. As of March 31, 2014 and December 31, 2013, $20,316 and $7,383, respectively, were payable to SBE Las Vegas.

Stockbridge

For the three months ended March 31, 2014 and 2013, the Company incurred costs totaling $361,226 and $322,797, respectively, for asset management and travel related and other reimbursable expenses that Stockbridge paid and charged back to the Company, of which $161,468 and $66,288, respectively, have been included in management fees in the accompanying consolidated statements of operations, $0 and $36,640, respectively, have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations, $199,758 and $219,869, respectively, have been included in development in progress in the accompanying consolidated balance sheets. As of March 31, 2014 and December 31, 2013, $121,324 and $90,240, respectively, was payable to Stockbridge.

SBE

For the three months ended March 31, 2014 and 2013, the Company incurred costs totaling $961,510 and $56,941, respectively, for management and travel related and other reimbursable expenses that SBE paid and charged back to the Company, of which $843,510 and $26,928, respectively, have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations, $118,000 and $30,013, respectively, have been included in development in progress in the accompanying consolidated balance sheets. As of March 31, 2014 and December 31, 2013, $97,920 and $184,858, respectively, was payable to SBE.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

7.	Employee Benefit Plans

Multi-Employer Defined Benefit Pension Plans

The Company contributed to several multi-employer defined benefit pension plans (the “Plans”) for union employees. Subsequent to the Closure, the Company continued to contribute to one of the Plans. For the three months ended March 31, 2014 and 2013, contributions totaled $15,495 and $9,412, respectively. The Company’s policy is to fund this expense as incurred.

Withdrawal Liability

The Company received notices from two unions during 2011, Western Conference of Teamsters Pension Trust (“Teamsters”) and Nevada Resort Association – IATSE Local 720 Retirement Plan (“IATSE”), claiming that since the Company had withdrawn from the Plans that it was liable for its share of the Plans’ unfunded vested benefits. Teamsters and IATSE had indicated that $736,673 and $905,781, respectively, were payable by the Company under the Plans.

The Company determined that it would no longer dispute the Teamsters claim in 2012 and made payments totaling $549,323. For the three months ended March 31, 2013, the Company made payments totaling $137,331. The remaining balance, including interest, was paid off during 2013.

In 2011, the Company recorded a liability of $905,781 related to the IATSE claim. For the three months ended March 31, 2014 and 2013, the Company made payments totaling $49,661 and $37,511, respectively, related to the IATSE claim. As of March 31, 2014 and December 31, 2013, $558,334 and $607,995, respectively, is payable to IATSE and included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

8.	Commitments and Contingencies

General Litigation

The Company is subject to various claims and litigation in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Design Agreement

On December 5, 2007, the Company entered into a binding letter of intent (the “Design Agreement”) with PHS Hotel Design Services B.V. to provide design services to the Company. On June 28, 2012, the Company entered into a rider to the Design Agreement, which approved additional payments totaling $500,000. As of March 31, 2014 and December 31, 2013, the total commitment outstanding under the Design Agreement was $250,000. The remaining balance is due by June 30, 2014.

Marketing, Sales and Reservations Services Contract

In January 2014, Holdings entered into a contract with Preferred Hotel Group, Inc. (“PHG”) to provide marketing, sales and reservations services to hotels. The contract commenced on January 1, 2014 and continues for a period of four years, expiring on December 31, 2017. Holdings agreed to provide PHG 150 complimentary room nights per year (prorated during the first year based upon the SLS Las Vegas opening date). As defined in the contract, in addition to the commissions in connection with the service, membership, quality assurance, marketing, conference and PHGMeetings.com fees are due annually, totaling $153,900.

Stockbridge/SBE Investment Company, LLC

Notes to Consolidated Financial Statements

For The Three Months Ended March 31, 2014 and 2013 (Unaudited)

Purchase Money Obligation

On October 14, 2013, the Company entered into a provider contract and equipment payment and security agreement with KT Corporation. The total contract price was $13,367,699 of which $1,336,770 was paid November 27, 2013, and has been included in development in progress in the accompanying consolidated balance sheets. The remainder of the contract price will be paid in 12 equal quarterly installments commencing on the later of (i) the last day of the calendar quarter in which the Company accepts the equipment evidenced by the issuance of a final acceptance certificate or (ii) the last day of the calendar quarter in which the property opens to the public, but in any event no later than December 31, 2014. The contract price must be paid in full no later than September 30, 2017. Beginning with the installment commencement date, the outstanding principal balance of the contract price bears interest at a fixed rate equal to 9.50% per annum. In order to secure the contract price, the Company granted a purchase money security interest in the collateral to KT Corporation. Intermediateco guarantees payment and performance under the contract. On July 8, 2014, the Company and Intermediateco entered into an amended contract with KT Corporation. The amended agreement increased the original contract price from $13,367,699 to $13,597,699.

9.	Subsequent Events

On April 28, 2014, the Company borrowed $37,000,000 under the EB-5 Tranche 1 Loan.

On April 28, 2014, the Company borrowed $1,500,000 under the EB-5 Tranche 2 Loan.

On April 28, 2014, in accordance with the terms of the EB-5 Tranche 2 Loan, the Company prepaid $500,000 under the EB-5 Tranche 2 Loan to permit the EB-5 Tranche 2 lender to refund the capital of a withdrawing member of the EB-5 Tranche 2 lender.

On May 23, 2014, the Company borrowed $39,000,000 under the EB-5 Tranche 1 Loan.

On June 16, 2014, Holdings entered into the second amended and restated Hotel Management Agreement (“Amended Hotel Management Agreement”). The Amended Hotel Management Agreement provides for a monthly base fee in arrears based on 2.00% of the Net Operating Revenues (as defined in the Hotel Management Agreement) derived from the immediately preceding month. The agreement also provides an annual incentive fee payable in arrears, depending on levels of gross operating profit generated by the hotel-casino. Holdings will be charged monthly for certain centralized services and reimbursable expenses, as defined in the Amended Hotel Management Agreement, provided by the Hotel Operator.

The Amended Hotel Management Agreement provides for a ten-year term, which commenced on the effective date June 16, 2014, and continues until the tenth anniversary of the opening date. The Amended Hotel Management Agreement may be terminated (a) by mutual written consent of the parties or (b) in accordance with the terms of the Amended Hotel Management Agreement.

On June 25, 2014, the Company borrowed $42,500,000 under the EB-5 Tranche 1 Loan.

On June 25, 2014, the Company borrowed $500,000 under the EB-5 Tranche 2 Loan.

On July 28, 2014, the Company borrowed $11,500,000 under the EB-5 Tranche 1 Loan.

On July 29, 2014, the First Disbursement under the Senior Construction Facility occurred in the amount of $38,049,073.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKBRIDGE/SBE INVESTMENT COMPANY, LLC

By:	/s/ Terrence E. Fancher
Terrence E. Fancher Chief Executive Officer

July 31, 2014